SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding 2020 sustainability report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 26, 2021.

2020 Sinopec Corp. Sustainability Report

Cleaner Energy, Better Life

March 2021

Report Information

The 2020 sustainability report (hereinafter referred to “SR”) is the 15th sustainability report of China Petroleum & Chemical Corporation (hereinafter referred to as “Sinopec Corp.”, “the Company” or "We"). The report introduces our sustainability philosophy and policies and our environmental protection, social responsibility and corporate governance (hereinafter referred to as “ESG”) performances in 2020, and highlights on how we responded to the expectations and concerns of stakeholders

Report Perimeters

This report covers our business activities from 1 January to 31 December, 2020, with some content from beyond this time span for continuity reasons. The information herein comes from internal data, materials from our subsidiaries, and relevant public information. Unless otherwise specified, all monetary figures shown in this SR are expressed in RMB (yuan).

Unless otherwise specified, the data in this SR covers the data of Sinopec Corp. and its wholly-owned and controlled subsidiaries.

The Company’s Board of Directors reviewed and approved this report on March 26, 2021. The report is available in Chinese and English versions, and the Chinese version shall prevail in case of any conflict or inconsistency. The report can be downloaded at the website: http://www.sinopec.com/listco/en

References

This report is prepared in accordance with the Guideline on Environmental Information Disclosure issued by Listed Companies of Shanghai Stock Exchange (SSE), the Environmental, Social and Governance Reporting Guide issued by Hong Kong Stock Exchange (HKEx), Ten Principles of the United Nations Global Compact (UNGC), and the criteria of the Global Compact Advanced Communication on Progress, and with reference to the GRI Sustainability Reporting Standards (GRI Standards) issued by the GRI Global Sustainability Standards Board (GSSB). The Addressing Climate Change section is also prepared with reference to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Disclaimer

This report includes certain forward-looking statements with respect to the results of our business operations and certain plans and conditions. All statements that address activities, events or developments that we expect will or may occur in the future, other than statements of historical fact, are forward-looking statements and by their nature involve risk and uncertainty. This means that actual results may differ materially from those indicated in the forward-looking statement due to a number of factors and uncertainties. The forward-looking statements are made by March 26, 2021 and the Company undertakes no obligation to update these forward-looking statements unless required by an appropriate regulatory authority.

Contents
Report Information			2
Letter from Chairman			5
Board’s Statement on ESG Governance			7
About Us			8
Recognitions and Awards			8
Topic 1: Concerted Efforts to Fight Against the Covid-19 pandemic			10
Topic 2: Achieving Poverty Eradication Goals with Unwavering Commitment			14
1.		Corporate Governance	18
	1.1	Development Strategy	18
	1.2	Board of Directors	19
	1.3	Business Integrity and Operation Compliance	21
	1.4	Risk Management	24
	1.5	Sustainability Management	24
	1.6	Technological Innovation	30
2.		Addressing Climate Change	33
	2.1	Management of Climate Actions	33
	2.2	Energy Saving and Emission Reduction	36
	2.3	Energy Transition	43
	2.4	Optimising Energy Structure	47
3.		Environmental Protection	48
	3.1	Environmental Management System	48
	3.2	The Green Enterprise Campaign	51
	3.3	Atmospheric Pollutants Control	53
	3.4	Solid Waste Management	54
	3.5	Water Resource Management	56
	3.6	Land Resource Management	58
	3.7	Preventing Leak and Spill of Hydrocarbons	58
	3.8	Biodiversity Protection	59
4.		Safety Management	61
	4.1	Safety Management System	61
	4.2	Workplace Safety	62

	4.3	Contractor Safety	63
	4.4	Logistics Safety	64
	4.5	Information Security	65
	4.6	Security	65
5.		Respecting Human Rights	67
	5.1	Respecting and Protecting Human Rights	67
	5.2	Employee Health	68
	5.3	Employee Training and Development	70
	5.4	Caring for Employees	71
6.		Contributing to Society	73
	6.1	Responsible Value Chain	73
	6.2	Community Engagement and Development	74
	6.3	Product and Service Management	75
	6.4	Contributing to Philanthropy	76
Key Performance			79
Environmental Performance			79
Social Performance			80
Independent Assurance Report			84
Report Content Indexes			89
HKEX ESG Reporting Guide Content Index			89
UNGC Ten Principles Index			92
TCFD Index			92
UNGC Advanced Level Criteria Index			93
Feedback			96

Letter from Chairman

Dear Friends,

On behalf of the Board of Sinopec Corp., I would like to extend our heartfelt thanks for your continued attention and support!

2020 was truly an unprecedented year. While responding to the severe challenge of the Covid-19 pandemic, the world is also paying greater attention to the future of climate governance as green and sustainable development has increasingly become a broad consensus. The Chinese government took concrete actions to implement the United Nations 2030 Agenda for Sustainable Development, and proposed the ambitious goal to peak carbon dioxide emissions by 2030 and achieve carbon neutrality by 2060. As a LEAD member of the United Nations Global Compact and an integrated energy and chemical enterprises, Sinopec Corp. is firmly committed to low-carbon, green, safe, responsible and sustainable development. We are committed to better integrating environmental, social and governance (ESG) considerations into our operations and development strategy. Over the past year, we coordinated pandemic control and business operations, and worked together with stakeholders to overcome difficulties. And we have achieved not only industry leading operating results, but also successfully fulfilled our responsibilities as a corporate citizen, making new progress in our focused key areas such as transformation and upgrading, energy conservation and emission reduction, technological innovation and safety management.

We are focusing on high-quality development through accelerated transformation and upgrading. We are vigorously promoting energy transition at multiple fronts: actively expanding the natural gas business, with a new record high proportion of natural gas in total oil and gas production, accelerating the development of new energy and renewable energy and actively exploring the hydrogen energy industry chain, accelerating the construction of world-class refining and chemical facilities and deepen the transformation of the refining business from “oil to chemical”, vigorously developing medical raw materials, degradable plastics and other high-end chemical products, promoting the upgrade of the refining and marketing industry chain and accelerating the development of an integrated energy service provider of “oil, gas, hydrogen, electricity and nonfuel business”.

We are focusing on green and low-carbon development through continuous conserving energy and reducing carbon and other GHGs emissions. We have taken the lead to conduct researches on the strategic path of having carbon emissions peaking and achieve carbon neutrality to develop the relevant strategy, targets, roadmaps and implementation measures. We continued to implement the Green Enterprise Campaign and our pollution control and ozone pollution control measures have achieved positive results with lower amount of major pollutants discharged, lower volume of fresh water withdrawal for industrial use, and the shutdown and ecological restoration of facilities in the ecological protection zones. We have further implemented the Energy Efficiency Improvement Plan, and further improved the comprehensive energy efficiency. We have strengthened the research and application of carbon dioxide and methane recovering technologies. We also vigorously carried out research on the control of carbon footprint, and participated in the national carbon trading pilot programmes. In 2020, we were named as the “China’s Low Carbon Model” for the 10th consecutive year.

We are focusing on innovation-driven development with fruitful results of technological innovations. We have vigorously implemented the innovation-driven development strategy, pushed for reform of the technology management mechanism, and increased R&D spending to allow technological innovation to play a central role in driving our growth. We have promptly developed the production technology of melt-blown fabric and other medical supply materials, and achieved a number of new breakthroughs in key technological fields, such as ultra-deep oil and gas exploration and development, high-efficiency catalytic cracking, 48K large-tow carbon fibre, and automotive lightweight materials. We have also made breakthroughs in cutting-edge new energy technologies and successfully started the pilot production of high-quality hydrogen generation units for hydrogen fuel cell. In 2020, we were granted a total of 4,254 patents, ranking in the forefront among all large Chinese enterprises.

We are focusing on safety development and laying a solid foundation for sustainable development. We have ensured the efficient operation of the HSSE management system to support our sustainable development. We have further implemented the three-year safety rectification programme, strengthened risk management and control in key links, strengthened contractor management and full-process management of subcontractors, implemented the accountability system, and organised inspections to prevent safety risks. We have further strengthened our emergency response capabilities and strictly follow pandemic control measures. Throughout the year, we have maintained overall safe and stable operations.

We are focusing on fulfilling social responsibilities as an outstanding corporate citizen. Faced with the severe situation of pandemic, we quickly adjusted the production capacities to produce medical materials in short supply, including building the world’s largest melt-blown fabric production base from scratch in a short time. We ensured the supply of oil and gas and facilitate people’s livelihood, and played a well-recognised leading role in working together with our industrial chain partners to resume operation and production, making significant contributions to winning the fight to control the pandemic. We focused on targeted poverty alleviation and promote long-term development to contribute to poverty alleviation. We have also continuously implemented public welfare programmes such as Open Days, the Sinopec Lifeline Express Programme. As the official partner of the Beijing 2022 Winter Olympics and Paralympics, we actively participate in building Olympic infrastructure, provide clean energy, and vigorously promote the spirit and culture of the Olympics.

The Company’s current Board will be re-elected in May 2021. During the past three years, Sinopec Corp. vigorously implemented the new development concepts, and continuously improved quality, performance, governance and efficiency. As an active contributor to participating in global climate governance and building a beautiful China, our environmental protection efforts have achieved remarkable results, and our social responsibilities performance were well-recognised. The Board has approved Sinopec’s world-leading development strategy. Looking forward, Sinopec Corp. will actively embrace global energy and industrial transformations and expedite formation of our development pattern of “One Foundation of energy and resources, Two Wings of clean fuels and advanced chemicals, and Three Growth Engines in new energy, new materials and new economy”, and vigorously implement development strategies of value creation, market orientation, innovation driven, green and clean, open cooperation and talent-cultivation to strive to build a world leading clean energy and chemical company. In the context of carbon emission peaking and carbon neutrality target, we will adhere to the integration of the carbon reduction process and business transformation and upgrading, and the coordination of structural optimisation with carbon emission control. After a thorough and systematic research, we have proposed our “net zero” target as the ultimate goal to promote the clean transformation of fossil energy, the scale-up of clean energy, and low-carbon production and operation, so as to ensure that our carbon emissions peak before the national target, and strive to achieve carbon neutrality by 2050, making new contributions to addressing global climate change.

Practice enriches knowledge. More knowledge leads to better practice. In 2021, Sinopec Corp. will continue to improve its ESG governance structure and related policies, continuously improve the HSSE management system, so that green and clean will become the hallmark of our high-quality development. We will accelerate the development of new energy business with hydrogen energy as the core, to become the largest hydrogen energy company in China. We will continue to strengthen technological innovation to build a technology-leading company. We will also continue to leverage our advantages in industry layout, resources and technology to support rural revitalisation. We cherish your valuable suggestions for the company’s sustainable development, and look forward to working together with you to become a world-leading clean energy and chemical company, building a better life and a better future for all!

Zhang Yuzhuo

Chairman

March 26, 2021

Board’s Statement on ESG Governance

The Company’s Board of Directors made the following statement in accordance with the requirements of the “Environmental, Social and Governance Reporting Guidelines” of the Stock Exchange of Hong Kong Limited (hereinafter referred to as the “Hong Kong Stock Exchange”).

The Board of the Company promises that the Company and its Board of Directors strive to follow the requirements of the Guidelines for the Governance of Listed Companies issued by the China Securities Regulatory Commission, and the Environmental, Social and Governance Reporting Guidelines issued by Hong Kong Stock Exchange, and continuously optimise its environmental, social and corporate governance mechanism. We will further strengthen the Board’s role in supervising and participation on ESG related issues, and vigorously integrate ESG considerations into the Company’s major decision-making processes and various business practices.

Board’s Role in ESG Governance

The Board of Directors bears the ultimate responsibility for Sinopec Corp.’s ESG governance. The Social Responsibility Management Committee under the Board of Directors is responsible for overseeing the Company’s commitments and performances on key ESG issues, coordinating with other committees and functional departments to incorporate ESG factors into internal control, risk management, strategic planning, renumeration and incentives, etc., and reporting ESG performances and major plans to the Board of Directors. The Social Responsibility Management Committee is composed of three directors, with Chairman of the Board serves as the chairperson of the committee. The Committee convenes at least once each year, and can hold ad hoc meetings when necessary. The Committee shall inform the board on ESG related issues in a timely manner.

ESG Management Policies and Strategy

The Company attaches great importance to the significant impact that ESG risks may have on the Company. Every year, the Company updates its ESG issue database based on ESG risk analysis, macro policies and trends, and feedback from stakeholders. Then the ESG issues are prioritised based on stakeholder survey and expert evaluation results, providing guidance to prioritise the focus of the Company’s ESG governance efforts. The results of this year’s materiality analysis have been submitted to the Board of Directors for approval.

Targets, Indicators and Review of Progresses

The Company has established an ESG target management mechanism, covering major ESG performance indicators such as GHGs emissions, resource consumption, pollutant discharge, safety management, and anti-corruption compliance management, etc. In addition to annual quantitative targets, there are also mid- and long-term management targets, all of which are regularly reviewed to check their process. To ensure the achievement of these targets, the Company signs annual performance commitment documents with management staff and subsidiaries to integrate the Company’s key ESG performance, and take workplace safety, energy conservation and environmental protection, and operation compliance as the KPI for key management staff. To ensure the reliability of our ESG performance indicators, the Company hired PricewaterhouseCoopers Zhong Tian LLP to conduct an independent assurance of the Sinopec Corp. 2020 Sustainability Report, and issued independent assurance opinions regarding 14 ESG performance indicators of the Company.

China Petroleum & Chemical Corporation Board of Directors

March 26, 2021

About Us

Sinopec Corp. is one of the largest integrated energy and chemical companies in China that headquartered in Beijing. The Company was listed in Hong Kong, New York and London Stock Exchanges respectively in October 2000, in Shanghai Stock Exchange in August 2001.

Exploration and Production
•          Sinopec Corp.’s main oil and gas assets are located in China. Overseas, we only participate in four joint projects overseas, including Taihu in Russia, Block 18 in Angola, CIR in Kazakhstan, and Mansarovar in Colombia respectively, and there is not any other oil and gas assets overseas.
•          As of the end of 2020, our proved reserves of oil and gas totalled 1,542 mmbbls and 8,191 bcf respectively.

Refining
•          Sinopec Corp.’s primary refining facilities are located in China. Overseas, we only invest in a refining joint venture project in Yanbu, Saudi Arabia.
•          In 2020, we processed 240 million tonnes of crude oil and produced 140 million tonnes of refined oil products.

Marketing and Distribution	• Sinopec Corp. has a comprehensive refined oil products distribution network consisting of 30,713 service stations, and sold a total of 220 million tonnes of refined fuel products in 2020.
Chemicals
•          Sinopec Corp.’s primary chemical production facilities are located in China, producing synthetic resin, synthetic fibre, synthetic rubber and other petrochemical products. The only overseas projects include the Sibul project in Russia and the Amur project under construction.
•          In 2020, we produced 12.06 million tonnes of ethylene.

International Trade	• Sinopec Corp. is the largest trader of crude oil in China. • Sinopec Corp. engages in the international trade of crude oil, refined oil products and chemical products.
Technology R&D
•          We have four State Key Laboratories, five National Engineering Research Centres, a National-Provincial Joint Engineering Research Centre, a National Engineering Lab, four National Energy R&D (Experiment) Centres, a National Testing and Evaluation Platform, and two State-Certified Enterprise Technology Centres.

Recognitions and Awards

•          Ranked No.1 of Fortune 500 China in 2020

•          Named one of the 2020 Best Practices of Companies Achieving Sustainable Development Goals - United Nations Global Compact

•          Won the title of China Low Carbon Model for the 10th consecutive year

•          Named one of the Golden Bauhinia-Outstanding Listed Companied in the 30th Anniversary of the Capital Market by China Securities

•          Won the title of Environmentally and Socially Responsible Enterprise

•          Won the title of 2020 Green Development Demonstration Enterprises

•          Included in the Top 50 Targeted Poverty Alleviation Award of Chinese Enterprises

•          Included in the Top Ten “Beautiful China, We Act” Public Engagement Programmes

•          Won the 2020 Golden Responsibility Award - Best Responsibility Achievement Award\

•          Won the Special Contribution to Fight the Pandemic Award

Topic 1: Concerted Efforts to Fight Against the Covid-19 Pandemic

The Covid-19 pandemic that started in 2020 posed severe threat to people’s lives and health, and brought severe challenges to economic and social development globally. As the largest energy and chemical company in China, Sinopec Corp. firmly fulfilled its two major responsibilities: protecting the health of its employees and contributing to the fight against the pandemic, and comprehensively coordinated pandemic prevention and control efforts and its production and business operations at multiple fronts, including ensuring stable oil and gas supplies, producing and supplying materials for medical supplies, petrochemical products, masks and agricultural produce, innovating on business models to bring people convenience, leading the efforts to resume production with industrial chain partners, strictly implementing pandemic control, and actively participating in pandemic control efforts in the frontline, etc. Meanwhile, we launched “100-day overcoming difficulties and creating efficiency” campaign and subsequent campaigns across our entire value chain of all business segments to mitigate the impact of the pandemic on the supply chain, minimise the impact of the pandemic on our production and operations, and contribute to the economic and social recovering from the impact of the pandemic.

Resuming Production and Switching Capacity to Support Pandemic Control

When the pandemic erupted, the domestic demand for medical supplies grew explosively and resulted significant shortage of medical supplies such as masks, protective suits, and disinfectants. To help solve this weak link in medical supplies and resource constraint, Sinopec Corp. took prompt actions to resume production. We leveraged our industrial, logistics and procurement capabilities to not only ensure the stable supply of energy and daily necessities, but also produce the urgently needed medical supplies and materials by expanding and adjusting our capacities, making positive contributions to the pandemic control efforts.

Ensuring Pandemic Control Supplies: “We have melt-blown cloth. Who has mask machines?”

In response to the sudden supply shortage of melt-blown non-woven fabric, we promptly established the largest melt blown fabric production base from scratch, and posted messages such as “We have melt-blown cloth. Who has mask machines?” to look for partners to make the melt-blown fabric we produced into masks.

Our actions had impact across the whole industrial chain: upstream, we maintained the stable production of the polypropylene materials, while midstream and downstream, we started producing melt-blown materials, cloth and masks to help stabilise the market price of melt-blown cloth and ensure the quality and quantity of masks. We swiftly invested and built 16 melt-blown cloth production lines in our Yanshan and Yizheng facilities with a total capacity of 9,600 tons of melt-blown cloth per year and two million masks per day.

As the largest supplier of materials for medical and healthcare products in China, we took no time to adjust our its production plan to give priority to the production of medical grade polyolefin materials for making masks, surgical gowns, protective suits, infusion bottles and syringes, and disinfection supplies. Besides ensuring the material supply for medical supplies, we also promised not to increase the prices of materials needed for making pandemic control supplies.

The 500 tonne-per-year melt-blown cloth production line of the Sinopec Yizheng Chemical Fibre Plant started operation on March 29, 2020.

Ensuring Stable Fuel Supply

Leveraging our extensive marketing network, we kept over 30,000 Sinopec service stations and 27,000 EasyJoy conveniences stores open for business to ensure the stable fuel supplies.

We also donated 16,500 litres of diesel fuel and 1,000 drums of construction machinery lubricants to support the construction of the hospitals for pandemic patients, and free refuelling service for the ambulances of these hospitals.

Ensuring the Supply of Daily Necessities

To better serve the spiked demand for purchases and deliveries of daily necessities due to the pandemic lockdowns, we vigorously promoted contact-free services such as the “one-touch refuelling” to create a safe shopping environment, and provided convenient supplies of daily staples and pandemic control supplies such as masks and disinfectants. In addition, we also used our extensive logistic network to solve the serious problem of unsalable rural vegetables. As a temporary measure, over 7,000 EasyJoy conveniences stores in 126 cities started selling vegetables, helping both farmers sell their produce and local residents to get daily necessities.

Distributing free masks to customers during the pandemic

EasyJoy convenience stores started selling grocery to help both farmers sell their produce and local residents to get daily necessities.

Protecting Employee Health with Strict Pandemic Control Measures

Since the outbreak of the pandemic, we closely followed the development of the pandemic and promptly activated relevant emergency plans to protect the safety and health of our employees, customers and the public. We closely monitored the health of employees, provided emergency supplies, and carried out joint prevention and control activities in accordance with government requirements. As of the end of 2020, there was no occurrence of clustering Covid-19 infection within the Company.

•	Coordinated the compilation of the Pandemic Prevention and Control Guidelines for Service Stations, and all employees were aware of the pandemic prevention and control requirements;
•	Developed the “Eight-Step Refuelling Procedure for Pandemic Control” to better protect the safety of employees;
•
Strengthened counselling to protect employees’ physical and mental health, provided psychological counselling to high-risk groups identified, and invited health experts to give employees lectures on pandemic prevention guidelines;

•	Launched the “Sinopec Pandemic Hotline” and organised a team of more than 5,000 volunteers to help employees deal with the stresses during the pandemic;
•
Conducted surveys on the mental health of overseas employees and provided help to those with needs, organised cultural and sports activities, and provide assistance to employees with mishaps in their families;

•	Offered free health diagnosis and consultation for the employees and their families on the internet.

Responding to Supply Chain Challenges with Coordinated Efforts

The Covid-19 pandemic put tremendous pressure on both upstream and downstream of the supply chain. We strengthened the cooperation with suppliers and partners to deal with the challenges by initiating better information exchange and stronger industrial chain coordination, and accelerating the flow of products.

Connecting the “missing links” to keep the industry running

Regarding the problems and weaknesses in the industrial chain triggered by the pandemic, we made great efforts to help solve the logistics and transportation challenges and the lack of liquidity, so as to help the industry quickly resume normal operation.

Building a “strong supply chain” together to promote stable economic growth

We proactively promoted industrial chain coordination, focusing on the EPEC e-commerce platform to deepen the cooperation with upstream and downstream partners, governments and other enterprises, forming a stronger, synergic industrial chain for promoting stable economic growth. When the pandemic caused severely disruption in export, we used the EPEC e-commerce platform to help the affected products find new market domestically. In addition, we established a dedicated Hubei Products section on EPEC and provide special bidding sessions for industrial projects in Hubei to support the economic recovering of the province. At present, there were 3,182 products of 21 Hubei enterprises offered on EPEC and marketed overseas, with a total sale of RMB 220 million.

Beijing Petroleum Company conducted live broadcasting to promote the sales of agricultural products from Hubei at EasyJoy convenient stores.

Topic 2: Achieving Poverty Eradication Goals with Unwavering Commitment

Since 1988, Sinopec Corp. has been actively involved in poverty alleviation undertakings. As of the end of 2020, all of our eight designated targeted poverty alleviation counties had been officially lifted out of poverty.

Overview of Sinopec's Poverty Alleviation Achievements

•          RMB 2.4 billion+ of poverty alleviation funds invested cumulatively, including RMB 190 million invested and RMB 45.88 million of poverty alleviation funds facilitated in 2020
•          989 poverty alleviation projects implemented
•          750 designated poverty alleviation target villages lifted out of poverty
•          1,945 poverty alleviation volunteers dispatched cumulatively, 15,318 grassroots officers and 21,669 technicians trained during the year
•          Nearly 3,000,000 low-income population benefited
•          The Sinopec Poverty Alleviation Model was highly recognised with its comprehensive approach

List of Designated Poverty Alleviation Target Counties Achieving Poverty Alleviation Goals

•          Yuexi County, Anhui Province, August 2018
•          Bangor County, Tibet Autonomous Region, February 2019
•          Yingshang County, Anhui Province, May 2019
•          Yuepuhu County, Kashgar Prefecture, Xinjiang Uygur Autonomous Region, February 2020
•          Fenghuang County, Hunan Province, March 2020
•          Luxi County, Hunan Province, March 2020
•          Zeku County, Qinghai Province, April 2020
•          Dongxiang Autonomous County, Gansu Province, November 2020

To eradicate poverty, we stuck to the “targeted” principle and our promise of “on one left behind”, continued to provide targeted poverty alleviation assistance through industrial development, product marketing, job creation and education support in 2020.

Poverty alleviation through industrial development
•          Focusing on income generation, we leveraged local natural resource endowment to develop specialty poverty alleviation industries such as growing, animal husbandry, and processing, and connected various resources to establish a long-term poverty alleviation mechanism through commercialisation.
•          In 2020, we implemented 16 poverty alleviation projects focusing on industrial development, benefiting over 30,000 low-income population.

Poverty alleviation through product
•          Following the “one county, one product” concept, we established a dedicated product marketing team to develop brand recognition for specialty products from poverty-stricken counties, such as quinoa from Dongxiang County, yak beef jerky from Zeku County, duck marketing
eggs from Yingshang County, and mulberry stick fungus from Yuexi County.
•          Developed a product selection mechanism and a traceability mechanism to ensure both the quality and the authenticity of the poverty alleviation purpose of the products being marketed.
•          Allocated a dedicated display shelf for poverty alleviation products in 28,000 EasyJoy conveniences stores, providing the marketing access to reach consumers for products from poverty-stricken areas.
•          Promoted the sales of poverty alleviation products by giving the products access to our online and offline sales channels for poverty alleviation products, such as EasyJoy online store, Sinopec employee crowd purchase online store, and Shengda Super Market, and prioritising them for corporate procurement.
•          In 2020, the Company helped marketed RMB 480 million worth of products from poverty-stricken areas.

Poverty alleviation through education support
•          Improved education facilities such as classrooms and dormitories in poverty-stricken areas.
•          Supported 1,560 students from low-income families with RMB 950,000 through the Sinopec Student Grant programme.
•          Organised Sinopec Summer/Winter Camps, Winter Olympics Camps and other activities for students from targeted poverty counties.

Poverty alleviation through promoting employment
•          Launched special hiring sessions in targeted poverty counties during the pandemic and provided over 1,400 job opportunities.
•          Besides the special hiring sessions in targeted poverty counties though a third party, the Company also carried out recruiting events in eight targeted poverty alleviation counties.
•          Built poverty alleviation workshops in poverty-stricken areas to help create job opportunities for low-income population, especially women.

In the future, we will further leverage our advantages, continue our support in capital and personnel, fully utilise local resource endowments, and work together with our stakeholders to support rural industries, promote rural revitalisation, and turn rural areas into a beautiful, liveable and happy homeland.

Sea Change in Dongxiang

Dongxiang County, Linxia Hui Autonomous Prefecture, Gansu Province, is located at the intersection of the Loess Plateau and the Qinghai-Tibet Plateau. With mountainous terrain, barren soils, and severe shortage of water, Dongxiang, the only ethnic minority autonomous county for the Dongxiang ethnic minority, was deeply impoverished.

Since Dongxiang County became the designated assistance target for Sinopec in 2013, we have invested a total of RMB 450 million and implemented a series of poverty alleviation projects, and effectively addressed the most urgent livelihood challenges of the local people. In November 2020, Dongxiang County was officially lifted out of poverty, marking another victory along the journey of enter an all-round well-off society with “on one left behind”.

Promoting quinoa growing in Dongxiang County	Photovoltaic power generation project in Dongxiang County

Sinopec volunteers helping with rice harvest

Breaking infrastructure bottlenecks

Water shortage is the primary problem in Dongshan County. We spent over RMB 67 million to lay water pipelines, build and renovate reservoirs, install household tap water, build a water quality inspection centre, and develop a tap water intelligent management system, to bring safe and convenient tap water to the homes of villagers in the Bulengou Valley.

Besides household tap water, we invested another RMB 100 million to upgrade village roads, replacing the old dirt roads, which were “dusty when sunny and muddy when rainy”, with concrete ones. We also supported 56 villagers in Bulengou Village to build houses, and supported housing renovation projects that benefited 1,335 households, including virtually all the registered low-income households in the Bulengou Valley.

Developing specialty produce and industries

In order to accelerate the pace to eradicate poverty, we established a quinoa pilot farm in 2018 with the cooperation of Gansu Academy of Agricultural Sciences. In 2020, there were over 670 hectares of quinoa growing in Dongxiang County, generating higher incomes for 2,149 farming households and over1,600 lowincome villagers working on related businesses. We helped build processing workshops, promoted the “Dongxiang Quinoa” brand, and developed a “field to fork” full industrial chain poverty alleviation model including growing, harvesting, procurement, processing, packaging and sales.

We also supported the Bulengou Village Chicken Cooperative, building warm coop and encouraging chicken farmers to have confidence; worked together with the China Foundation for Poverty Alleviation to support homestay tourism in Maxiang Village, Tangwang Township; and established Gansu Agricultural and Animal Husbandry Product Sales Centre and the Yangtze River Delta and Pearl River Delta markets, leveraging our extensive marketing platform to bring over 230 local agricultural products to the nationwide market.

Fostering knowledge and skills

Among the population of 300,000 in Dongxiang County, ethnic minorities account for a relatively high proportion,

and overall education level is relatively low. Sinopec invested RMB 89.63 million of education poverty alleviation support to build schools and training centres, and support students from low-income families or families with other difficulties. We sponsored the “Project Hope Care for Girls” programme in Linxia Middle School, providing food, boarding, commuting and living assistance to the 515 girl students study at the school.

We carried out a series of trainings on craft making for local women Longyuan, organised villagers to go to Ningxia to study growing and breeding skills, and hosted advanced capacity building trainings for local veterinarians, Women’s Federation poverty alleviation workers, and grassroots village administrators, effectively improving the capabilities and skills of technical personnel and village administrators in Dongxiang County.

With the unwavering support of Sinopec, Dongxiang County has turned into a vibrant new look. During the 14th Five-Year Plan period, we will continue our support to help Dongxiang County further consolidate its poverty alleviation achievements, and make more contributions to build a better Dongxiang.

“Previously, we mainly grew potato and maise with very low yields. We could only earn about RMB 800 per mu of land each year. Now we grow quinoa, which has greater output and can bring us at least RMB 2,000 yuan per mu of land.”

- Ma Youlong, Villager from Qiaolu Village, Dashu Township, Dongxiang County

1. Corporate Governance

Since its listings, Sinopec Corp. has established a sound corporate governance structure. The Company regularly optimises basic systems such as the General Meeting of Shareholders, the Board of Directors, and the Board of Supervisors, and actively manages information disclosure and investor relations to improve transparency. In addition to maintaining a high standard of business ethics, the Company strives to integrate risk management, operation compliance, anti-corruption, technological innovation, environmental protection, safety development, social responsibility and other concepts into its development strategy, business operations and corporate culture, and safeguard the legitimate rights and interests of investors, communities, customers, employees and other stakeholders.

1.1 Development Strategy

With a vision of “to build a world-leading clean energy and chemical corporation”, the Company vigorously implements its world-leading development strategy, expedite formation of our development pattern of “One Foundation of energy and resources, Two Wings of clean fuels and advanced chemicals, and Three Growth Engines in new energy, new materials and new economy” and implement the six development strategies.

Development Strategies of Sinopec Corp.

Value creation

To pay greater attention to resource coordination, system optimisation, process reengineering, and stop-loss of non-performing businesses, so as to focus all efforts and resources on value creation and allow all industrial chains to be able to create value.

Market orientation

To optimise organisational structure and adjust the assessment mechanism in accordance with the market allocation of resources, so as to achieve a keen perception of market changes, quick response capability to market demand, and effective influence of market trends.

Innovation driven

To promote comprehensive innovation with technological innovation as the core and optimise systems and mechanisms to encourage innovation, so as to build a technology-driven company and realise technological self-reliance.

Green and clean

To develop cleaner fossil energy and scale up clean energy, vigorously promote pollution control and energy conservation and emission reduction, actively develop and produce environmentally friendly products, so as to make progress towards the “net zero” carbon emission target and become an industry benchmark for green development.

Open cooperation

To intensify international cooperation and expand mutually beneficial cooperation with various capitals, especially industry leaders, and handle public relations with high-level of sophisticated.

Talent-cultivation

To attach importance to both capability and integrity, selecting talents based on merits, attract talents, optimise talent attraction and retention mechanism, so as to create strong incentives to attract talents and create an enabling career platform.

1.2 Board of Directors

The Board of Directors is the core of corporate governance. Sinopec Corp. continues to optimise the composition of the Board, standardise relevant mechanisms for the Board and its committees, and attach importance to the role of Independent Directors, laying a solid foundation for the Company’s sustainable development.

1.2.1 Board of Directors

The Board is the decision-making body of Sinopec Corp. In 2020, the Company held eleven Board meetings attended by all directors with no absence. The Directors give full play to their professional skills and exercise their powers as Directors within the boundary of their authorisation, actively promoting the sustainable development of the Company.

Diversity of the Board

The Company has formulated the Board Diversity Policy, which stipulates that members of the Board shall be nominated and appointed based on the skills and experience required for the overall optimum operation of the Board, while taking into account the targets and requirements for diversity of the Board. When deciding the composition of the Board, Sinopec Corp. takes into consideration of several factors in relation to the diversity of the Board, including but not limited to profession experience, skills, knowledge, length of service, regions, cultural and educational backgrounds, gender and age.

The Company focuses on the implementation of the Board Diversity Policy. The Directors come from different industries at home and abroad, and have rich work experience. Professional backgrounds of Directors include petroleum and petrochemical, as well as economics, accounting and finance, which are conductive to scientific decision-making.

For detailed information of members of the Board, please refer to the Sinopec Corp. 2020 Annual Report.

Independence of the Board

The Company has established a complete and sound Independent non-executive director system. independent non-executive directors are selected strictly in accordance with the election procedures and terms of appointment stipulated in the Articles of Association from prominent personnel and industry experts both at home and abroad. The number of independent non-executive directors shall account for no less than one third of the total members of the Board.

Independent non-executive directors fulfil their duties in good faith as required by the Company’s Terms of Reference of the Independent Non-Executive Directors. When expressing independent opinions on company affairs, independent nonexecutive directors pay particular attention to the following matters: major related transactions, annual profit distribution plans, appointment and dismissal of senior management personnel, and issues that may harm the interest of minority shareholders. In addition to exercising the general functions and powers of a director of the Company’, the Articles of Association also grants some special powers to independent non-executive directors to ensure the effective protection of the legitimate rights and interests of shareholders, especially minority shareholders.

The Articles of Association and related policy documents can be found at:

http://www.sinopec.com/listco/about_sinopec/corporate_governance/

1.2.2 Board Committees

In order to effectively fulfil the functions of the board of directors and improve the quality of decision-making of the Board, the Company has established five committees, namely the Strategy Committee, the Audit Committee, the

Nomination Committee, the Remuneration and Appraisal Committee, and the CSR Management committee. The members of the Board committees are directors of the Company.

Strategy Committee

•	Make recommendations to the Board on the long-term development strategies and significant investment decisions of the Company.
•	The Strategy Committee consists of four directors, including Chairman of the Board, who serves as Chairman, and an independent non-executive director, who serves as members.
•	In 2020, the Strategy Committee convened three meetings in total, with a 100% attendance rate.

Audit Committee

•
Responsible for proposing to hire and replace external auditing agencies, supervising the Company’s internal audit system and its implementation, handling the communication between internal auditing and external auditing agencies, reviewing the Company’s financial information and its disclosure policies, and reviewing the Company’s internal control system, etc.

•	The Audit Committee consists of three independent non-executive directors, including one independent non-executive director who is an accounting professional.
•	In 2020, the Audit Committee convened six meetings in total, with a 100% attendance rate.

Nomination Committee

•
Making recommendations to the Board on the size and composition of the Board, as well as the selection criteria, procedures and candidates for directors and senior management personnel based on the Company’s business activities, asset scale and equity structure.

•	The Nomination Committee is composed of three directors, including Chairman of the Board, who serves as Chairman, and two independent non-executive directors, who serve as members.
•	In 2020, the Nomination Committee convened five meetings in total, with a 100% attendance rate.

Remuneration and Appraisal Committee

•	Researching and reviewing the remuneration policies and plans of directors, supervisors and senior management.
•	The Remuneration and Appraisal Committee is composed of three directors, including an independent non-executive director, who serve as member.
•	In 2020, the Remuneration and Appraisal Committee convened one meeting, with a 100% attendance rate.

CSR Management Committee

•	Researching the Company’s sustainability policy, governance, strategy, planning, etc., and reviewing the Company's annual sustainability plan and its implementation.
•	The CSR Management Committee is composed of three directors, including Chairman of the Board, who serves as Chairman, and two independent non-executive directors, who serve as members.
•	In 2020, the CSR Management Committee convened one meeting, with a 100% attendance rate.

1.3 Business Integrity and Operation Compliance

Sinopec Corp. adheres to the rule of law and the integrity culture of “honouring agreements and operating compliance”, and continues to improve its governance of business integrity and operation compliance. The Company focused on key areas, key links and key personnel, and implements a “zero tolerance” policy towards corruption and violations of business ethics, striving to eliminate all forms of corruption.

Employees of Sinopec Zhongyuan Oilfield Co. reading materials on Chinese Constitution

1.3.1 Compliance Management

The Company has formulated and implements the Integrity and Compliance Management Handbook, which specifies 80 commonly applicable codes of conduct in ten key areas, including corporate governance and operation, business partners, international trade and investment, intellectual property and data, social responsibility and employee rights, taxation and assets, antitrust and unfair competition, consumer rights protection, anti-commercial bribery and anti-corruption, and HSSE.

In 2020, the Company formulated the Sinopec Compliance Management Measures, which clarifies the basic compliance management requirements of the Company, and requires the integration of compliance requirements throughout the decision-making, implementation, and supervision processes. Meanwhile, the Company implemented the Sinopec Compliance Management System Implementation Plan to effectively improve the compliance management system in terms of compliance organisational structure, policy system, business process, working mechanism, and safeguard measures. The Company has also strengthened the effectiveness of supervision and internal control implementation, prioritised research and early warning of overseas legal compliance risks, carried out legal compliance education and training, vigorously cultivated a risk compliance culture, and organised a professional talent team. During the reporting period, the Company had no major legal compliance incident.

1.3.2 Tax Management

The Company has formulated and implemented the Sinopec Tax Risk Management Guidelines, requiring strict compliance with the taxation regulations of the place where it operates, rigorous accounting of taxes and charges, and timely tax filing. The Company also paid close attention to changes in the tax laws and regulations of the place where it operates, and regularly evaluated its tax risks to ensure tax payment compliance.

The Company disclosed its annual taxation payment information in annual report to ensure that its stakeholders could have timely access to this information. Following the relevant provisions of the British Disclosure Rules and Transparency Rules, the Company disclosed a Resource Country Government Payment Report on the London Stock Exchange website, and made relevant announcements on the Shanghai Stock Exchange and the Hong Kong Stock Exchange subsequently, listing the payments that the Company had made to different governments because of its business activities.

In 2020, the Company had no incident of major tax-related litigation or arbitration.

1.3.3 Anti-Corruption Management System

The Company strictly abides by China’s anti-corruption laws and regulations, the United Nations Convention against Corruption, the anti-corruption and anti-bribery laws applicable to the countries and regions where it operates, and the business integrity and anti-corruption regulations and commitments of its business partners’. The Company also advocates for an integrity culture, and strictly forbids its subsidiaries and employees, including labourers and temporary workers, to give or accept bribery, or involved in corruption, fraud or monopoly behaviours for any reason, in any form and any location. The Company also apply these requirements to its suppliers, contractors and service providers. When conducting business overseas, the Company strictly abides by the aforementioned principles and regulations of anti-corruption, anti-commercial bribery, anti-fraud, and anti-monopoly.

Anti-corruption Organisation System

The Company established the Sinopec Supervision Committee, with Chairman of the Board in charge, which is responsible for formulating anti-corruption and integrity guidelines and key measures, identifying compliance risks, convening regular committee meetings, researching and deploying key supervision tasks, and overseeing the timely rectification of problems found. The Company implemented a two-level supervisory committee system at the headquarters and the subsidiary levels respectively, ensuring full coverage of supervision, including directors, supervisors, senior management personnel, and all organisations and personnel that exercise management authorities. The Disciplinary Inspection and Supervision Department is responsible for the daily supervision and management of anti-corruption, reports to the Supervisory Committee and CSR Management Committee regularly, and conducts accountability assessment for the anti-corruption and integrity management at subsidiaries.

The Social Responsibility Management Committee of the 7th Board of Directors discussed and reviewed the Company’s anti-corruption and compliance management and its performance in 2020 at the third meeting in March 2021.

Anti-corruption system

In 2020, the Company continued to strengthen its anti-corruption system, and optimised a “Big Supervision” structure by integrating the comprehensive supervision by the party group/committee, the dedicated supervision by the Disciplinary Inspection and Supervision departments, and the functional supervision by each functional departments, providing a system guarantee for the Company’s long-term and stable development by creating an integrity culture that “no one dare, no one can, and no one want to” become corrupt.

Existing policies
•          Plans on Reforming Supervision Mechanism
•          Regulation on the Punishment of Employees who Violate Disciplines or Regulations
•          Supervision and Discipline Measures of Sinopec Discipline Inspection and Supervision Team (Trial)
•          Opinions on Strengthening Daily Supervision of Discipline Inspection and Supervision Institutions (Trial)
•          Guidelines on Strengthening the Prevention and Control of Overseas Integrity Risk

Policies released in 2020
•          Sinopec Supervisory Committee Working Rules (Trial)
•          Whistle-blowing Handling Methods of Sinopec Disciplinary Inspection and Supervision Department
•          Case Trial Measures for Disciplinary Inspection Departments of Sinopec Subsidiaries

In addition, employees who are also CPC members also need to strictly abide by party regulations, such as the CPC Code of Integrity and CPC Self-Discipline, the CPC Regulations on Disciplinary Actions, and the CPC Accountability Regulations, and other regulations, and are put under relevant supervision accordingly.

Ensuring integrity with transparency

The Company regards transparency and openness as a key approach to prevent and fight corruption, and created a conducive supervision environment internally and externally by focusing on key areas and key links, improving information disclosure policies to expand both the breadth and the depth of information disclosure. In 2020, the Companies disclosed over 5.34 million pieces of information through its business information system.

Petition mechanism

The Company has established unimpeded petition and whistleblowing channels, including mail, phone and email. There are specific handling procedures to ensure all reported incidents shall be registered, verified and investigated properly and the whistle-blower shall be informed of the result. The identify information of the whistle-blower shall be keep confidential to protect his/her rights.

Anti-corruption and compliance of supply chain

The Company signs the Letter of Responsibility for Business Ethics with its contractors and suppliers, specifies that in case of corruption, they will be disqualified and their transactions with the Company will be discontinued, and they will be banned from any business cooperation with Sinopec Corp. for the next three years. Violators with severe cases will be blacklisted by the Company. This document has been strictly implemented, and there was no incident of supplier being disciplined due to violation of the Letter of Responsibility for Business Ethics in 2020.

Raise awareness of anti-corruption

The Company strives to build a culture of integrity, and carried out a series of anti-corruption education programmes that targeted for different categories and levels of employees to ensure the relevance and effectiveness of the programmes.

Disciplinary education
Launched the Anti-corruption and Integrity Education Month event with the theme of “Abiding by Laws, Strengthening Disciplines and Promoting Development”, organising employees to study laws and regulations and relevant company policies.

Cautionary education	Organised group-wide cautionary sessions, and circulated typical corruption and violation cases for caution, reminding employees to abide by the red line.
Integrity culture programmes	Organised online education sessions for employees, and hosted relevant lectures to foster an integrity culture and self-discipline awareness among employees.

Indicators	2018	2019	2020
Number of employees participated in anti-corruption trainings (10,000 person-times)	114.3	123.8	105.2
Coverage rate of anti-corruption trainings (%)	100%	100%	100%
Number of CPC integrity and anti-corruption trainings organised (10,000 times)	1.5	1.7	1.3

Number of employees participated in CPC integrity and anti-corruption trainings (10,000 person-times)	59.6	67.3	85.2

1.4 Risk Management

Sound risk management is essential for the stable operation of enterprises. Sinopec Corp. attaches great importance to the risks it comes across in the process of sustainable development. The Company continuously improves its risk management system and strives to cultivate a solid risk management culture, so as to lay a solid foundation for the Company’s sustainable development.

The Audit Committee, set up under the Board of Directors, is responsible for reviewing risk management and providing advices to the Board. Moreover, the Comprehensive Risk Management Working Group and relevant departments are established in charge of managing and mitigating risks related to production safety, environmental protection, response to climate change, finance, legal affairs, anti-corruption and overseas security. The Comprehensive Risk Management Working Group convenes meetings regularly to organise the identification and assessment of major and significant risks, determine control measures and formulate solutions. Subsidiaries and professional companies also followed the requirements of comprehensive risk management and established their respective Comprehensive Risk Management Leading Group to ensure the effective implementation of risk management.

Sinopec Corp. adopted the enterprise risk management framework provided by COSO, and established its risk management policy and risk management organisation system, such as the Comprehensive Risk Management Measures and the Risk Assessment Guidelines, and ensured their implementation. The Company annually conducts risk evaluation and incorporate risks identified into the online risk management system in accordance with the principles of “layering, classification, and concentration” to clarity risk management responsibilities.

The Company regularly carries out internal control and risk management training to enhance overall risk management awareness of employees, and encourage them to improve their risk management skills. In 2020, a total 35,081 employees from 119 units participated in risk management related trainings.

In 2020, the Company had no major risk incident, and its effectiveness of internal control continued to improve.

1.5 Sustainability Management

Adhering to the development concepts of innovation, coordination, green, openness and sharing, Sinopec Corp. has integrated ESG into its development strategy. The Company continuously improves its ESG governance structure and related policies along its unwavering quest to achieve low-carbon, green, safe, responsible and sustainable development, working together with stakeholders to create sustainable development value.

1.5.1 ESG Governance

The Company actively integrates ESG considerations into its corporate governance system. By establishing and optimising ESG governance structures and mechanisms, the Company ensures that the relevant economic, social and environmental factors are fully considered in decision-making process at all levels, ensuring the proper management of its sustainability issues.

The Company has established an ESG governance framework at both the headquarters and the subsidiary levels:

•          The Board of Directors is the top ESG decision-making body, responsible for the overall planning and coordination of its ESG governance.

•          The CSR Management Committee, under the Board of Directors, is responsible for supervising and approving the Company’s ESG strategy, targets, and annual plans, and the relevant implementation and evaluation. Both the Strategy Committee and the Audit Committee under the Board of Directors also participate in the deliberation and decision-making of the Company’s climate strategy, ESG risk management, and other related issues.

•          Our headquarters is responsible for the overall coordination and implementation of the Company’s ESG management, and functional departments, such as Energy Management and Environmental Protection, Safety Supervision, Human Resources, Enterprise Restructuring, and Legal are responsible for the daily-to-daily management of specific ESG issues.

•          Our subsidiaries operate in accordance with the Company’s ESG management policies and procedures.

1.5.2 Stakeholder Engagement

Aiming at better serving the people with the upmost sincerity, Sinopec Corp. maintain regular communication with investors, community representatives, customers, employees and other stakeholders to gain a more comprehensive understanding of relevant sustainability issues.

Stakeholders	Key Communication Topics	Communication Channels
Government and Regulators	• Business ethics and anti-corruption • Risk management and operation compliance • Invest in new energy • Respond to climate change • Ensure energy security • Taxation & job creation	• Daily communication and reporting • Discussion and seminar • Project approval • Government supervision and regulation

• Research and innovation
Shareholders	• Business performance • Research and innovation • Respond to climate change • Promote energy transition • Risk management and operation compliance	• Information disclosure required by law • Performance release and meeting • Teleconference and online interaction • Investor hotline • Investor visit • Capital market conference
Customers	• Improve quality of products and services • Accelerate smart transformation • Invest in new energy • Ensure energy security	• Daily service communication • Customer visits • Questionnaire survey • Website, WeChat and other online media
Employees	• Workplace health and safety • Training and career development • Diversity and equal opportunity • Respect human rights	• Employees’ representative meeting • Annual commendation • Regular trainings • Corporate cultural activities • Website, WeChat and other online media
Communities
•          Community engagement and development
•          Taxation and job creation
•          Responsible supply chain
•          Support eradication of poverty
•          Respond to climate change
•          Pollution and emission management
•          Invest in new energy
•          Resource recycling and reuse
•          Biodiversity and land use
•          Water resource management

•          Corporate philanthropy
•          On-site research
•          Community communication activities
•          Media communication
•          Project environmental and social risk assessment
•          Environmental performance monitoring and disclosure
•          Respond to external investigation

1.5.3 Materiality Analysis

In 2020, we continued carrying out the identification, evaluation and screening of sustainability issues to focus on issues that are significant both to us and to our stakeholders, and focused our information disclosure in response in this report.

Identification
We studied macro policies and industry trends and benchmarked with the sustainability performance of industry peers to identify policy trends and business opportunities related to the energy and chemical industry.

We reviewed our development strategy and plans and identified 22 issues of significance both to the Company and its stakeholders.
Evaluation
We invited both key stakeholders, such as investors and sustainability experts, and employee representatives, to evaluate the identified issues from their perspectives, and constructed a two-dimensional mapping of the issues based on their significance.

Screening	Based on the materiality matrix constructed, we ranked the material issues based on their significance, and selected the issues with high significance for focused disclosure in this report.

Issue hierarchy	No.	Material issue	Indicator aspect
Core	1	Risk management and operation compliance	-
	2	Invest in new energy	A4 Climate change
	3	Respond to climate change	A4 Climate change
	4	Research and innovation	-
	5	Occupational health and safety	B2 Health and Safety
	6	Pollution and emissions control	A1 emissions, A3 environment and natural resources
	7	Improve corporate governance	-
	8	Business ethics and anti-corruption	B7 Anti-corruption
	9	Improve the quality of products and services	B6 Product Responsibility

	10	Accelerate intelligent transformation	-
	11	Respect human rights	B1 employment, B4 labour standards
	12	Promote energy transition	A4 Climate change
Important	13	Ensure energy supply	-
	14	Resource recycling and reuse	A2 Resource use
	15	Support eradication of poverty	B8 Community investment
	16	Employee training and career development	B3 Development and training
	17	Biodiversity and land use	A3 The Environment and Natural Resources
	18	Water resource management	A2 Resource use
	19	Responsible supply chain	B5 Supply Chain Management
	20	Community communication and development	B8 Community Investment
Regular	21	Taxation & job creation	B8 Community Investment
	22	Diversity and equal opportunity	B1 Employment

1.5.4 SDGs Mapping Table

SDGs	Sinopec Corp. Actions
1 NO POVERTY
We vigorously supported targeted poverty alleviation by dispatching 1,945 designated poverty alleviation volunteers and providing RMB141 million in poverty alleviation financial support. All of our eight designated poverty alleviation counties were lifted out of poverty.

2 ZERO HUNGER
We supported the development of specialty agriculture in poverty-stricken areas. Over 10,000 mu of quinoa were grown in Dongxiang County, Gansu Province, which generated higher income for 2,149 farming households, including over 1,600 low-income households.

3 GOOD HEALTH AND WELL-BEING
We protected the health and safety of our employees, and there was no occurrence of clustering Covid-19 infection within the Company during the pandemic. We provide all employees with occupational disease screenings, and established the Sinopec mental health (EAP) committee to promote the physical and mental health of our employees. We adjusted and increased our capacities to supply materials for medical supplies to provide material support for the fight against the pandemic and better protect the health of our customers and the public.

4 QUALITY EDUCATION
We provided a variety of trainings for our employees, totalling 1,259,000 person-times in 2020, and maintained a 100% vocational training coverage rate. We donated RMB 89.63 million to upgrade educational facilities in our targeted poverty areas. Our Sinopec Scholarship programme provided financial aid to a total of 1,560 students from low-income families.

5 GENDER EQUALITY
We uphold gender equality and has established the Female Employees Committee to protect the rights of female employees. We strive to eliminate gender discrimination in recruiting and promotion, and encourage female employees to participate in democratic management of the enterprise. We pay attention to the needs of female employees during pregnancy and maternity, as well as the physical and mental health of female employees.

6 CLEAN WATER AND SANITATION
We set annual water consumption targets and committed to reducing our annual industrial fresh water withdrawal by 1% or greater year-on-year. To achieve this, we optimised water sourcing strategy to replace the use of fresh water with unconventional water resources. We invested over RMB 67 million to upgrade water facilities in Dongxiang County to bring tap water to villages in Dongxiang County, Gansu Province.

7 AFFORDABLE AND CLEAN ENERGY
We actively invested in new energy businesses to increase the share of natural gas and other clean energy in our energy supplies, with natural gas accounting 41% of oil and gas production in 2020. The total production capacity of our high purity hydrogen generation unit reached 9,000 kg per day, and our bio-jet fuel capacity reached 100,000 tonnes per year.

8 DECENT WORK AND ECONOMIC GROWTH
We strive to support local economic development through investing, paying taxes, creating jobs and increasing localised procurement. In 2020, we generated over 1,400 job opportunities for migrant workers and new recruits from previous employment history. We also actively recruited female employees, overseas employees and minority employees to ensure equal employment opportunities.

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
We invested RMB 15.2 billion in R&D and obtained 4,254 patents both at home and abroad in 2020. We have built six intelligent factories, and piloted digitalised and contact-free intelligent gas stations in nearly 20,000 Sinopec service stations.

10 REDUCED INEQUALITIES
We strictly forbid the use of child labour and forced labour, and forbid any form of discrimination such as due to gender, region, religion and nationality. We strive to further increase the diversity at our workplace, such as in gender and ethnicity, and fully ensure equal opportunities for employees.

11 SUSTAINABLE CITIES AND COMMUNITIES
We actively cooperate with the development of the new energy vehicle industry and accelerated the construction of new energy vehicle charging and swapping facilities and hydrogen refuelling stations. We invested RMB 100 million to build village roads in Dongshan County, Gansu Province.

12 RESPONSIBLE PRODUCTION AND CONSUMPTION
We kept optimising HSSE management to ensure workplace safety, occupational health and environmental compliance. There was no occurrence of major safety accident or environmental emergency in 2020. We worked together with our suppliers to promoted green procurement and responsible procurement, and disclosed our sustainability performance in our annual sustainability report to improve transparency.

13 CLIMATE ACTION
We kicked-off the research on the strategic path towards carbon peak and carbon neutral in order to formulate our low-carbon development strategy and roadmap. We carried out the “near zero emission” pilot projects, developed and promoted carbon emission reduction technologies, and strengthened the monitoring and management of greenhouse gas emissions. We strive to reduce our carbon footprint and contribute to the national carbon neutral goal through a variety of approaches, such as carbon capture, utilisation and storage (CCUS) and forestry carbon sinks and other carbon removal technologies.

14 LIFE BELOW WATER
We conducted site visits to enterprises along the Yangtze River, the Yellow River and other key river basins to protect the environment of the river systems. We maintained our membership in the Alliance to End Plastic Waste (AEPW) to protect the marine environment and marine life. We took meticulous measures to prevent oil spill accidents at sea, recycle and reuse more wastewater, and fully comply with all compliance criteria for affluents.

15 LIFE ON LAND	We required all new and under-construction projects to pass environmental impact assessment first, identify the eco-environmental sensitivity of projects to avoid eco-sensitive areas. We also conducted ecological environmental environment assessment for decommissioned facilities, and carried out ecological restoration work if needed.

16 PEACE, JUSTICE AND STRONG INSTITUTIONS
We continued improving compliance management to ensure business integrity, and implemented a “zero tolerance” policy for corruption and violations of business ethics to eradicate all forms of corruption. We also urged our suppliers and contractors to strengthen their safety management and environmental protection efforts.

17 PARTNERSHIPS FOR THE GOALS
We continuously supported UN Global Compact and other global initiatives; actively participated in international organisations and trade associations, and promoted research collaboration. We also continued investing in e-commerce platforms such as EPEC and Sinopec Chememall to achieve win-win development of the industrial chain.

1.6 Technological Innovation

Sinopec Corp. is committed to vigorously implementing an innovation-driven strategy, promoting comprehensive innovation centred around technological innovation, optimising institutional mechanism that conforms to the law of innovation, and striving to build a technology-leading enterprise.

1.6.1 Deepening Structural Reform

The Company continued to implement the reform of its technology management system, and optimised the long-term mechanism for the continuous growth of technological investment focusing on its key business segments. In 2020, the Company strove to improve its independent innovation capabilities and launched the Science Reform Demonstration Programme as a pilot programme to further deepen the reform of technology management system. The Sinopec Ningbo New Materials Institute officially has already started operating, and the construction of the Sinopec Guangdong New Materials Institute is underway as planned. Moreover, the Company also organised the second company-wide innovation and entrepreneurship competition, and strove to develop its own technology incubator by establishing innovation incubation platform companies in directly affiliated research institute, and exploring dividend and other incentive mechanisms for technology enterprises.

1.6.2 Strengthening Research on Key Technologies

In the past 30 years, the Company has already successfully completed the development and application of a total of 192 major complete sets of technologies across the value chain, providing a strong support for promoting industrial upgrading. In 2020, the Company continued to promote the “Ten-Dragon” joint research model, and successfully completed 14 key research projects in the fields of oil and gas exploration and development technology, oil refining technology, chemical material technology, and public technology.

In 2020, the Company focused on giving greater support and incentives for basic research, developed and released the Sinopec Implementation Provisions for the Management of Basic Research Projects, and kicked off a number of research projects on cutting-edge technologies in fields such as molecular chemical engineering, optoelectronic materials, and artificial intelligence.

1.6.3 Enhancing External Cooperation

The Company took active measures to integrate into the global innovation network and enhance its own technological innovation capabilities through open cooperation. As of the end of 2020, the Company had joined the International Synthetic Rubber Association (IISRP), the Society of Petroleum Engineers (SPE) and other international academic organisations and relevant events. The Company has also set up overseas R&D centres to communicate and cooperate with local enterprises on research and technological support. Moreover, the Company further expanded the technical exchanges and cooperation with internationally renowned universities, research institutions and enterprises, supporting its technology-leading development through joint research programmes, joint training of research talents, and other forms of cooperation.

Indicators	2018	2019	2020
Number of patent applications filed in the year	6,074	6,160	6,808
Number of patent applications granted in the year	4,434	4,076	4,254
Cumulative number of patents granted globally	30,365	34,441	38,050
R&D investment (RMB 100 million)	128.8	155.39	152

Triple Successes in the Field of Biodegradable Materials material

Sinopec Corp. vigorously explored solutions to solve the “white pollution” problem, and became the first Chinese company to join the Alliance to End Plastic Waste (AEPW). The Company intensified its research in the field of biodegradable materials. After independently developed the material preparation technology for PBAT and PBST, the Company successfully realised the industrial production of PBSA biodegradable plastic in October 2020.
Terms and Tips:

•          PBST and PBAT are copolymerised thermoplastic biodegradable plastics processed on the basis of PBT (polybutylene terephthalate, one of the five major engineering plastics). They are widely used in making plastic film, shopping bags, garbage bags, etc. Other than biodegradable, they can also be disposed by composting.

•          Compared with PBST and PBAT, PBSA (polybutylene succinate adipate) has lower melting point, faster crystallisation and higher fluidity. It can be used in 3D printing and as materials for making medical supplies and film and bags.

Yizheng Chemical Fibre started production of new biodegradable plastic PBSA PBSA, a new biodegradable plastic material

1.6.4 Digital and Intelligent Transformation

At present, information technology has penetrated into various fields of economy and social life, and the mode of promoting economic development has expanded from providing physical products and services to providing information products and services. Sinopec Corp. vigorously built new infrastructure such as data centres, Internet of Things, and industrial Internet. With the new model of “data + platform + application”, the Company vigorously accelerated the digital transformation of the industry and strove to comprehensively accelerate the digitalisation in the fields of operation management, production, and service management through nimble, efficient, stable and reliable information technology support and two digital services platforms.

Target	Progresses in 2020
Intelligent plant Target: By 2025, develop an upgraded version of the intelligent plant, and implement it in over 10 refining and chemical subsidiaries.	• Completed the construction of six intelligent plants, realising integrated optimisation, fine-managed production, and intelligent management through digital transformation.
Intelligent oil and gas fields Target: By 2025, develop upgraded versions of intelligent oil and gas fields, and implement them in six oil and gas field subsidiaries.
•          Completed the pilot upgrade project of intelligent oil and gas field in Sinopec Northwest Oil Field Company.
•          Initiated the implementation of intelligent oil and gas field in three locations, including Sinopec Northwest, Shengli Offshore and Jianghan Fuling, and completed the implementation of seven major applications, such as dynamic management of oil and gas reserves, single well management, etc.
•          Launched pilot programmes in areas such as safety and environmental protection, and shale gas production, further improving the efficiency and profitability of exploration and development operations.

Intelligent service stations Target: Develop multiple intelligent application scenarios focusing on the ecosystem of “people, vehicles and life”, support integrated and cross-functional development.
•          Offered station-level integrated system with core functions at close to 20,000 service stations, and launched mobile Apps such as EasyJoy Refuelling, Sinopec Wallet, aiming at exploring touch-free consumption scenarios and improving customer experience.
•          Realised automatic license plate recognition and digital marketing through technologies such as big data and artificial intelligence, further promotes the development of a diversified business ecosystem.

2. Addressing Climate Change

In September 2020, the Chinese government announced for the first time to strive to peak carbon dioxide emissions by 2030 and achieve carbon neutrality by 2060. Sinopec Corp. is committed to building a world leading clean energy and chemical company. In the context of carbon peaking and carbon neutrality target, we will adhere to the integration of the carbon reduction process and business transformation and upgrading, and the coordination of structural optimisation with carbon emission control. After a thorough and systematic research, we have proposed our “net zero” target as the ultimate goal to promote the clean transformation of fossil energy, the scale-up of clean energy, and low-carbon production and operation, so as to ensure to peak our carbon dioxide emissions before the national carbon peaking target, and strive to achieve carbon neutrality by 2050, making new contributions to addressing global climate change.

2.1 Management of Climate Actions

In this report, the Company disclosed its management policies, actions and progresses in addressing climate change in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Climate Governance

Addressing climate change is an important factor for the Board and the Strategy Committee of the Company to take into consideration before making decisions on development strategies and major investments. To improve the effectiveness of addressing climate change, the Company has established a management system and organisational structure related to climate actions\ covering both the functional departments at the headquarters and its subsidiaries.

2014.6	Launched the Energy Efficiency Improvement Plan
2018.4	Launched the Green Enterprise Campaign
2020.11	Initiated the research on strategy of peaking carbon emissions and achieving carbon neutrality
2021.1	Signed the Declaration of Achieving Peak Carbon Emissions and Carbon Neutrality of China Petroleum and Chemical Industry
2021.3	Proposed to peak carbon dioxide emissions before the national carbon peaking target and to achieve carbon neutrality by 2050.

Board of Directors	Strategy Committee, Audit Committee and CSR Management Committee
Reviewing climate change related development plans, policies and reports, and making recommendations to the Board; identifying, assessing and managing important investment and operation issues related to climate change, establishing an appropriate and effective climate risk management system; Reviewing and supervising development plans for natural gas and renewable energy, and the development of the Company’s energy structure.

Management level	Sinopec Carbon Emission Peaking and Carbon Neutrality Task Force
Conducting research on peaking carbon emissions and achieving carbon neutrality strategic path, and formulating Sinopec’s carbon peaking and carbon neutrality strategy, targets, roadmaps and implementation measures.

	Comprehensive Risk Management Implementation Leading Group	Identifying risks and opportunities related to climate change and relevant countermeasures under the comprehensive risk management system, and reporting to the Board or the Audit Committee.
Implementation level	Headquarters departments and subsidiaries
Implementing the Company’s carbon peaking and carbon neutrality strategies, formulating department/enterprise level carbon peak and carbon neutrality targets and action plans to continuously reduce CO2 emissions.

Green and Low-carbon Strategy

The Company firmly abides by the new development concept, vigorously implements the green and low-carbon development strategy, promotes the clean transformation of fossil energy, the scale-up of clean energy, and low-carbon production and operation. Taking “net zero” emission of carbon as the ultimate goal, the Company vigorously promoted energy conservation and emission reduction, and continuously enhanced its green and low-carbon competitiveness. In 2020, the Company carried out “near-zero” emission pilots in Yanshan Petrochemical, Jinling Petrochemical, Jinan Refinery and Changling Refinery. In the future, Sinopec Corp. will formulate its carbon peaking and carbon neutral strategy, targets, road map, as well as detailed action plans, accelerate the technological innovation and industrialisation of advanced energy, such as hydrogen, and advanced decarbonising technologies, such as CCUS, and formulate low-carbon industry protocols and technical standards, and promote the low-carbon transformation of the industry.

Ultimate Goal	• Achieve “net zero” of carbon emissions
Commitments and Initiatives
•          Promote clean and low-carbon transition of energy structure
•          Accelerate technological research and development
•          Significantly increase the intensity of green and low-carbon investment
•          Improve supply capacity of high-end petrochemical products
•          Vigorously improve energy efficiency
•          Accelerate the deployment of carbon dioxide capture and utilisation

Risk Management

Climate-related Risks and Impacts
Physical risks
Acute risk
•          Increasing frequency of extreme weather events such as hurricanes and floods may cause the Company’s production capacity to decline due to production shutdowns, transportation difficulties, and supply chain interruptions, and reduce the Company’s profitability.
•          Sudden natural disasters are prone to trigger secondary production accidents, causing major economic losses to the Company and heavy human casualties.

Chronic risk
•          Changes in rainfall and extreme fluctuations in weather patterns may cause the Company’s construction costs to increase (such as due to extended construction period, damaged equipment, etc.); insurance costs for equipment and personnel may increase.

•          An increase or decrease in the average temperature may increase the Company’s operating costs, such as an increase in equipment cooling water demand, and an increase in office cooling and heating requirements.

Transition risks
Policy and legal risk
•          The Chinese government has announced to peak carbon emission by 2030 and achieve carbon neutrality by 2060. Regulators will adopt more stringent measures to limit greenhouse gas emissions, which may reduce the demand for fossil fuels.
•          China will implement a quota system for carbon emissions. Most of the Company’s subsidiaries are expected to be included as key emission units in the national carbon emission trading market, which may increase the Company’s carbon emission costs for compliance.
•          Restrictions on the access of high-energy-consuming and high-carbon-intensity products may cause some products or equipment to be gradually phased out.

Technology risk
•          Technological innovation during the transition to a low-carbon and energy-saving economy will increase the Company’s R&D costs, as well as the investment in clean energy, new energy and emission reduction technologies.

Market risk
•          Consumers’ concern about climate change and sustainability may persuade them to prefer low-carbon products, thereby reducing the demand for traditional energy products with high carbon emission intensity.

Reputation risk
•          Stakeholders pay greater attention to the Company’s climate strategy and energy transition, which may result in a negative impact on the Company’s image if they fail to meet the stakeholders’ expectations.

Opportunities

For Sinopec Corp., climate change means not only risks and challenges, but also opportunities for transformation and development. The Company will seize the development opportunities brought by climate change, vigorously expand the natural gas business, focus on the development of the hydrogen energy industry chain, promote the steady development of new energy businesses such as photovoltaic power generation and biomass fuel, accelerate the deployment of supporting facilities for new energy vehicles such as hydrogen refuelling stations and recharging stations, and actively explore new businesses and new products. The Company owns a number of CCUS technologies covering the entire industrial chain and has started the industrial application of these technologies, with the ambition to market relevant commercial services to industry customers after meeting its own carbon reduction targets in the future.

Indicators and Targets

The Company has set the following greenhouse gas emissions reduction targets in the Green Enterprise Campaign:

The Company proposed the ambitious goal to peak its carbon dioxide emissions before the national carbon peaking target, and to achieve carbon neutrality by 2050.

Indicators	2018	2019	2020
GHGs emission (million tonnes CO2-equivalent)	171.52	170.69	170.94
Direct	128.57	125.68	128.58
Indirect	42.95	45.01	42.36
Oil & gas exploration and production segment	31.26	23.18	24.42
Refining and chemicals segment	137.65	144.93	144.32
Marketing segment	2.61	2.58	2.20
CO2 capture (thousand tonnes)	1,010	1,263	1290
Methane recovery (million cubic metres)	226	397	600

Note：In 2020, the Company’s GHGs emissions increased by over 4 million tonnes of CO2-equivalent due to the partial injection of Baling Petrochemical Assets Corporation into Sinopec Corp.

2.2 Energy Saving and Emission Reduction

The Company actively followed the change of domestic and abroad climate change policies, and regularly optimised its carbon emission management system to fit actual conditions, and formulated a number of management policies to strengthen the monitoring and management of greenhouse gas emissions, such as the Sinopec Carbon Emission Management Measures, the Sinopec Carbon Emission Trading Management Measures and the Sinopec Carbon Emission Information Disclosure Management Measures. The Company also adopted targeted emission reduction measures, and used CCUS, forestry carbon sinks and other carbon removal technologies to reduce carbon footprint and contribute to achieving the carbon neutrality target of China.

Carbon Emission Monitoring and Management

In 2020, the Company continued to carry out carbon inventory audit and carbon verification in all production units and subsidiaries. The Company’s total annual greenhouse gas emissions reached 170.94 million tonnes of carbon dioxide equivalent.

Management Measures

Formulated the Sinopec Carbon Emission Management Measures to specify carbon emission statistics, emission reduction, trading and other procedures, and carried out annual audits and internal inspections of the carbon emission data of subsidiaries to fully understand the specific carbon emissions situation of the Company.

Management Standards

In accordance with domestic and international greenhouse gas emission accounting standards, including ISO14064-1: 2006 standards, China Oil and Gas Production Enterprises Greenhouse Gas Emission Accounting Methods and Reporting Guidelines, and China Petrochemical Enterprise Greenhouse Gas Emission Accounting Methods and Reporting Guidelines.

Management Scope

Direct greenhouse gas emissions (Scope 1) and indirect (energy) greenhouse gas emissions (Scope 2) have already been included in the scope of the audit process. The Company has not included the identification, audit and verification of emission sources of other indirect (value chain) greenhouse gas emissions (Scope 3), but has established a product carbon footprint calculation and evaluation method to calculate the carbon footprint of four oil products, including jet fuel, lubricant base oil, polypropylene, and PX.

Management system

Established and launched a carbon asset management information system, and optimised its accounting modules during the year to improve the efficiency of data collection; completed the group-wide carbon audit and carbon verification of all devices, laying a solid foundation for formulating emission control measures.

Carbon Capture, Utilisation and Storage (CCUS)

The Company attached great importance to CCUS technology, continued to optimise the economy, safety and energy consumption performance of CCUS technology in the implementation process, and actively integrated the upstream and downstream resources of the industrial chain to conducts large-scale and low energy consumption CCUS demonstration projects in oilfield and refinery subsidiaries.

Technological R&D
Researched on carbon dioxide capture technology, accelerated the experimental research and application of new CO2 capture technologies such as membrane absorption, membrane separation, ionic liquids and other methods, as well as CO2 capture and transportation processes, to develop carbon capture technologies.

Oil fields
Continued to carry out CO2 flooding projects, injecting CO2 into oil reservoirs to improve oil recovery rate and realise CO2 storage at the same time. In 2020, our oil field subsidiaries injected 298 thousand tonnes of CO2 for oil displacement, reaching a cumulative total of 3.97 million tonnes of CO2 injected underground for flooding.

Refineries
Continued to capture and utilise high-concentration CO2 emitted from ammonia synthesis devices. In 2020, our refinery subsidiaries captured 1.29 million tonnes of CO2, reaching a cumulative total of 5 million tonnes of captured CO2.

Developing CCUS Demonstration Models

The Company’s East China branch and Nanhua Company jointly launched CCUS demonstration projects over the entire industrial chain in Jiangsu Province, exploring the use of carbon dioxide tail gas recovered from chemical plants for oil displacement in oilfield, so as to realise the comprehensive utilisation of carbon dioxide resources within the Company.

•          Completed the construction of two sets of carbon dioxide tail gas capture and recovery devices with an annual processing capacity of 100 thousand tonnes per year in accordance with the carbon dioxide emissions of refinery subsidiaries and the oil displacement needs of oilfields in Jiangsu. All recovered tail gas is used for oil displacement. With this independently developed oil displacement technology, we successfully realised the integrated management of the entire industrial chain of “tail gas capture - purification - oil displacement - storage”.

Methane Recovery and Emissions

The Company continued to improve the monitoring, verification and reporting system for methane emissions, incorporated methane emissions into the scope of carbon emissions with reference to the ISO14064 standards, and formulated methane emission control measures to promote methane emission reduction, recovering and utilisation in different business segment. In 2020, the Company’s methane emissions reached 283.56 million cubic metres, flare burning volume reached 180.57 million cubic metres. A total of 600 million cubic metres of methane was recovered throughout the year, increased by 51.1% year-on-year, which is equivalent to reducing greenhouse gas emissions by about 9 million tonnes carbon dioxide equivalent.

Business Segment	Methane Emissions Control Measures
Exploration and development
•          Expanded the scope of vented natural gas recovery, improved low-pressure natural gas management, and used low-pressure condensing systems to recover vent air to reduce natural gas escape.
•          Fully adopted airtight mixed transportation technology, and intensified the management of leakage.
•          Required inspection, maintenance and equipment commissioning to be scheduled in advance to minimise the amount of natural gas vented during the operation.
•          Recovered 600 million cubic metres of methane in oilfield subsidiaries, which was equivalent to reducing greenhouse gas emissions by about 9 million tonnes carbon dioxide equivalent.

Refining and chemicals
•          Paid greater attention to the smooth operation of equipment to reduce abnormal fluctuations and unscheduled shutdowns, so as to avoid venting the torch under emergency shutdown; and conducted leak detection and maintenance of the vent valves of the equipment torch.
•          Examined the operation of the gas tank and the discharge of the torch, and required thorough equipment inspection to ensure smooth operation of the equipment and the effective recovering of methane.
•          Almost achieved the “zero torching” target for chemical subsidiaries. New devices were built in accordance to the plan to maximise torch gas recovery. The venting of the torch system was only used as a safety guarantee for the incineration treatment of the exhaust gas that cannot be recovered or under emergencies.

Marketing and distribution
•          Performed strict safety inspections on CNG (compressed natural gas) tube bundle trucks and LNG (liquefied natural gas) tanker trucks in accordance with the operating procedures after their arrival at the stations and before their departure to ensure there was no leakage.
•          Installed intelligent GPS systems on all self-owned natural gas transportation vehicles, ensured the operating procedures were strictly followed during loading and unloading, used video surveillance and special inspections and other measures to prevent abnormal leakage due to improper operations.
•          During the sales process of CNG and LNG, the filling, return hose and valves all needed to be checked to ensure they were in good conditions and could function properly. All filling hoses were equipped with break valves to effectively reduce the risk of escape.

Carbon Trading

Sinopec Corp. actively participates in China’s carbon emission market trading pilot programmes. The Company has coordinated the participation in pilot programmes and the national carbon trading management to accumulate market experience, and formulated appropriate trading plans and strategies in accordance with the requirements of the new national carbon market. As of the end of 2020, a total of 14 subsidiaries of the Company had participated in carbon trading pilot programmes. The participating enterprises formulated fulfilment plans and trading plans each year, and completed their fulfilment of annual carbon quota on time, actively using the quota deduction policy of the China Certified Emission Reduction (CCER) mechanism to reduce the cost of fulfilment.

Indicators	2019	2020
Number of subsidiaries participates in carbon trading pilot programmes	14	14

Indicators	2019	2020
Total amount of carbon emission traded (10,000 tonnes)	202	189
Total value of carbon trading transactions (RMB 10,000)	4,957	4,885

Greening and Carbon Sinks

The Company followed the government initiative on greening and integrated the greening initiative with the efforts to build a green and environmentally friendly enterprise and increase the vegetation coverage on campus. The Company also encouraged employees to participate in voluntary tree planting, so as to promote greater coverage of forest to utilise both the carbon sinks and the ecological improvement effect of forest.

Enterprise greening
•          116.474 million square metres of green area in total, among which
•          1.829 million square metres of green area was newly built or renovated during the year
•          Green area rate (excluding areas under construction) reached 27.7%
•          Green coverage rate reached 30.6%

Voluntary tree planting	• 1.703 million trees planted during the year, an increase of 243,000 trees over 2019 • 17,000 tonnes of carbon dioxide equivalent can be sequestered estimated by the number of trees planted

Improving Energy Efficiency

With the goal of “strictly controlling total energy consumption and improving energy efficiency”, Sinopec Corp. vigorously implemented the Energy Efficiency Improvement Plan, continuously optimised its own energy use structure, and intensified the promotion of innovation and application of energy-saving technologies. In 2020, the Company implemented a total of 2,892 energy-saving projects, achieving a total energy saving of 4.58 million tons of standard coal.

Comprehensive energy consumption per RMB 10,000 output	In year 2020 0.490 tons of standard coal/RMB 10,000	Decreased by 0.85% year-on-year

Measures to Improve Energy Efficiency
Setting energy efficiency goals
Strictly implemented the requirements on controlling both total energy consumption and energy intensity, signed annual energy and environmental responsibility commitment with business units and subsidiaries, strengthened process inspection and early warning, carried out quarterly reviews and year-end assessment to ensure that the annual energy efficiency goals were met.

Energy efficiency management
Established energy management systems at key energy-consuming subsidiaries, promoted energy management informatisation, and established overall energy management solutions in refining and chemical subsidiaries; carried out energy efficiency benchmarking to ensure continuous improvement of energy efficiency.

Energy efficiency audit and supervision
Carried out energy audit and energy saving supervision to improve energy conservation management at the subsidiary level; strengthened the post-evaluation of energy conservation performance of fixed asset investment projects, and urged subsidiaries to manage energy consumption from the source.

Energy-saving technology application
Organised business segments to develop showcases of mature and applicable energy-saving technologies, and accelerated the R&D on new energy-saving technologies, new catalysts and new equipment to provide technical support for energy efficiency improvement.

Digitalising Energy Management

Sinopec Zhenhai Refining & Chemical Co. continued to promote the digital transformation of energy management. It developed and implemented an energy management information system in accordance with the new model of “data + platform + application”. The system allows for the visualised full-process management of energy. With the new system, Sinopec Zhenhai Refining & Chemical Co. was able to identify weaknesses and energy saving potentials through the comprehensive monitoring and big data analysis of steam pipe networks, heating furnaces and other equipment, and formulate and implement rectification measures accordingly to optimise operation management and improve its overall energy efficiency.

Sinopec Zhenhai Refining & Chemical Co.’s case, Integrating SMES into the ISO 50001 System for Energy Efficiency Improvement, was awarded the CEM Insight Award for Leadership in Energy Management at the 11th International Ministerial Conference on Clean Energy (CEM).

2.3 Energy Transition

The Company closely followed global energy development trends, and commissioned the Sinopec Economic and Technological Research Institute to conduct research on China’s energy structure and prepare the China Energy and Chemical Industry Development Report each year. The report also made forecast on future energy needs based on China’s carbon peaking and carbon neutral targets.

Guangzhou Petrochemical technicians conducted high-pressure testing of a hydrogen compressor.

Indicators	2020	2025
Demand for primary energy (100 million tons of standard coal)	49.39	53.78
Percentage of fossil energy (%)	84.3	81.2
Percentage of coal (%)	56.7	51.3

Indicators	2020	2025
Percentage of oil (%)	19.1	18.9
Percentage of natural gas (%)	8.5	11
Percentage of non-fossil energy (%)	15.7	18.8

Note: Data from China Energy and Chemical Industry Development Report.

2.3.1 Natural Gas

Natural gas is a fossil energy with low carbon emission intensity. In the context of promoting the achievement of carbon neutrality, natural gas will play a key role in the process of energy transition. The Company adhered to the strategic plan to promote the development of natural gas business, coordinated natural gas resources and markets, promoted the development the entire natural gas industrial chain system, and further increased the proportion of natural gas in domestic primary energy consumption. In 2020, the Company’s natural gas output reached 30.4 bcm, increased by 2.3% year-on-year. The planned natural gas output in 2021 is 34.1 bcm, increased by 12.2% year-on-year.

Sinopec Corp. President Ma Yongsheng visiting the Puguang gas field of Sinopec Zhongyuan Oilfield Co.

Unloading operation at Tianjin LNG terminal

Indicator	2018	2019	2020	2021 Target
Natural gas production (BCM)	27.678	29.673	30.369	34.100
Proportion of domestic natural gas to oil and gas equivalent (%)	39	41	41	44

2.3.2 Hydrogen

Hydrogen is one of the key pathways to achieve a clean and low-carbon global energy structure. With rich industrial experience and competitive advantages of hydrogen business, Sinopec Corp. takes hydrogen as a main focus of its new energy business and leveraged its industrial, technological and network advantages to develop hydrogen energy through independent innovation, cooperative development and strategic investment. The Company has already developed an integrated and coordinated operation model of hydrogen business covering production, transportation, technology, and investment of hydrogen, forming a whole-process hydrogen energy industrial chain from production, purification, transportation and marketing.

Refuelling a hydrogen energy vehicle

•	Annual hydrogen production capacity reached approximately 3.5 million tonnes per year, accounting for more than 14% of the domestic production capacity.
•
Owns the world’s second largest transportation infrastructure network with over 30,000 service stations, which is a strong competitive advantage for developing the hydrogen industrial chain. The Company has already built 10 oil and hydrogen service stations in Guangdong, Shanghai, Zhejiang, Henan and other regions.

•
Built three sets of high-purity hydrogen purification equipment in Yanshan Petrochemical, Guangzhou Petrochemical and Gaoqiao Petrochemical, producing 99.999% purity hydrogen products with a total capacity of 9,000 kg/day.

•
Researched and drafted the national standard for the research of oil and hydrogen service station, which was under review currently; Completed the construction of a hydrogen analysis and testing laboratory for fuel cells, which had obtained the national CMA certification.

•	Cooperated with other companies to explore the electrolysis hydrogen production technology and applications.

In the next five years, Sinopec Corp. will accelerate the development of new energy business with hydrogen energy as the core. Focusing on hydrogen-powered transportation and green hydrogen refining, the Company will vigorously promote the rapid development of the whole industrial chain of hydrogen, intensify the cooperation with industry leaders in the fields of new energy and hydrogen manufacturing, plan to deploy 1,000 hydrogen refuelling stations or oil and hydrogen stations, striving to become the largest hydrogen company in China, as well as an industry leader in promoting the commercial application of hydrogen.

Hydrogen Energy Vehicles Support System for the Winter Olympics

Zhangjiakou City, Hebei Province is one of the venues for the 2022 Beijing Winter Olympics. Hydrogen fuel cell vehicles will be used as service vehicle during the Winter Olympics. In 2020, Sinopec Corp. took the lead in participating in the Phase 1 construction project of the hydrogen energy support system in Zhangjiakou, and has completed the construction of three hydrogen refuelling stations. The hydrogen refuelling stations will not only provide hydrogen refuelling services for the Winter Olympics, but also play a role in the development plan of Zhangjiakou to become a first-class hydrogen energy city in China.

2.3.2 Biomass Energy

The Company actively promoted the development of biofuels and strengthened the production, promotion and supply of biomass energy.

Bio-jet fuel
Developed capacity for bio-jet fuel production, which uses renewable resources such as kitchen waste grease, animal grease and vegetable oils to produce bio-jet fuel, with a production capacity of 100,000 tonnes per year.

Biodiesel
Continued to expand the supply of biodiesel in Shanghai, increased the blending capacity of B5 biodiesel to over 400,000 tonnes per year, and the fuel was provided to over 240 service stations in Shanghai.

Ethanol gasoline	Sold 14.75 million tons of ethanol gasoline in 2020.

2.3.4 Developing Charging and Swapping Stations

The Company attached great importance to the development of new energy vehicles and vigorously developed supporting facilities for new energy vehicles such as charging stations and hydrogen refuelling stations, and promoted the steady development of the charging and swapping business. As of the end of 2020, the Company has built 281 charging and swapping stations and 984 charging piles nationwide.

Providing fast charging service to new energy taxis at Sinopec charging stations

2.4 Optimising Energy Structure

As a mega-sized energy and chemical enterprise, Sinopec Corp. is not only a major energy producer but also a major energy consumer. The Company continued to promote transition to a clean and low-carbon development of energy structure, encouraged its subsidiaries to promote the consumption of new energy sources such as solar and wind energy based on their business segment, and gradually reduced the use of coal, accelerating the march towards the “net zero emissions” target.

2.4.1 Promote New Energy Use

4.011 million kWh of photovoltaic power was generated in 2020, increased by 41.3% year-on-year.

Upstream segment
Promoted the transition from diesel fuel to electricity and natural gas, promoted the utilisation of new energy such as geothermal, solar, and wind energy to replace coal, fuel oil or gas boilers for heating supplies, built distributed power supply systems, and promoted the clean transition of the energy structure.

Refining and chemical segments
Promoted the utilisation of waste heat in steam and power generation for heating to improve energy utilisation; Implemented cross-supply of steam and power to achieve complementary and shared thermal power resources; and used vacant space to develop distributed photovoltaic power generation.

Marketing segment
Implemented the Thousand Stations with Solar Energy project and had built 205 distributed photovoltaic power generation pilot projects in service stations with a total installed capacity of 8.88 MW, which is equivalent to reducing carbon emissions by about 12,000 tonnes of carbon dioxide equivalent.

2.4.2 Reducing Coal Use

The Company strengthened process control and encouraged the application of energy-saving technologies to improve the efficiency of coal-fired boilers and meet requirements of the coal consumption standard for power generation. The Company also focused on energy efficiency improvement of coal-fired power plants. Plant-level supervision information systems (SIS) was deployed to optimise the production process monitoring, performance calculation, operation optimisation, load distribution, performance testing and system management, so as to achieve system energy saving.

In 2020, the Company’s coal consumption for power generation decreased by 1.66 grams of standard coal/kWh year-on-year, and standard coal consumption for heating decreased by 0.30 kg/GJ.

3. Environmental Protection

Building a harmonious relationship between man and nature and pursuing green development has become a broad consensus. Adhering to the concepts of green development and ecological civilisation, Sinopec Corp. is committed to promoting a green and low-carbon strategy and comprehensively optimising its environmental protection, including strengthening the environmental management system, implementing energy conservation and emission reduction, ensuring pollution prevention and control, improving energy and resource efficiency, strengthening land stewardship and protecting biodiversity. Considering the green and low-carbon development as the main characteristics of its high-quality development, Sinopec Corp will work together with its stakeholders to march on towards a low-carbon, green and sustainable future.

3.1 Environmental Management System

Sinopec Corp. continued to improve its environmental management system. The Company vigorously promoted green and sustainable development by comprehensively measuring the environmental performance of its business operations, evaluating resource consumption trends, assessing discharges and emissions data, and strengthening the supervision, control and incentives over its subsidiaries regarding their environmental performance.

The Company spent RBM 11.4 billion in environmental protection expenditures in 2020, an increase of 23.4% year-on-year.

The “Zero Pollution” Targets

•          Strictly implement the laws and regulations related to environmental protection, strengthen environmental protection policies and management systems, and integrate environmental protection management into all aspects of daily operations.
•          Actively formulate mid- and long-term environmental protection management improvement plans, benchmark with the best-in-class environmental protection management practices, and comprehensively improve environmental protection management capabilities.
•          Identify, monitor and control environmental risks, fully measure the impact of the Company’s own operations on the environment, systematically improve own environmental performance, and strive to achieve “zero pollution” and operate in harmony with nature and the environment.

3.1.1 Environmental Risk Management

The Company has integrated environmental risk management into its comprehensive risk management system, continued to improve the dynamic management of environmental risk and control mechanism, improved the quantitative management capabilities and real-time monitoring capabilities of environmental risks, identifies environmental risk factors from the source, and identified the impacts of different risks and the Company’s exposure to them. The Company has also established an environmental risk management system and the relevant operating procedures, managing environmental risk sources by their category and tier, and strictly implemented supervision and inspection mechanism to identify environmental risks hazards for screening and rectification

3.1.2 Environmental Protection Management System

The Company continuously implemented the HSSE (health, safety, security and environment) management system and optimised the policies and system documents related to environmental protection, which provided the necessary guarantees in terms of policies and guidelines, implementation, and evaluation and assessment, to ensure the smooth operation, auditing and continuous improvement of the environmental protection management system. The Company also urged its subsidiaries to make continuous improvement of their environmental management. As of the end of 2020, there were 46 subsidiaries of the Company had passed the ISO14000 environmental management system third-party certification.

Environmental Protection Policy System of Sinopec

Policy Requirements
•          Formulated the Sinopec HSSE Management System (Requirements) to specify the Company’s overall environmental protection requirements.
•          Formulated the Sinopec HSSE System Environmental Implementation Guide with reference to the ISO14001 (GB/T24001) standard.
•          Formulated four policies in 2020, including Sinopec Pollution Prevention and Control Management Regulations, Sinopec Environmental Factors Identification, Evaluation and Control Management Measures, Sinopec Environmental Incident Risk and Emergency Management Measures, and Sinopec Emergency Plan for Natural Disasters, revised the Sinopec Environmental Protection Management Regulations and two other policies. A total of 19 environmental protection policies have been formulated, which comprehensively define the responsibilities, scope, processes and targets of Sinopec’s environmental protection undertakings.
•          Formulated the Sinopec Energy Environmental Performance Evaluation Implementation Measures and the Enterprise Environmental Performance Evaluation Work Guidelines (Trial), to evaluate the environmental performance of subsidiaries.

Management Requirements
•          Established the HSSE Management Committee at top management level as the decision-making body of the Company’s environmental protection policies, with Chairman of the Board serves as the director of the committee. The committee is responsible for reviewing the company’s environmental development plan and related policies and regulations, coordinating and solving environmental problems, and supervising the performance of its environmental protection efforts.
•          Established the Sinopec HSSE Management System Operation Centre, which is responsible for the operation and audit of the environmental management system.
•          Required all subsidiaries to establish HSSE management bodies and formulate their own HSSE management handbooks in accordance with HSSE guidelines and environmental protection requirements, so as to realise refined environmental management.

Implementation Requirements
•          Formulated the Sinopec HSSE Management System Audit Scoring Rules, set up an HSSE auditor team and provided relevant training for auditor, and conducted HSSE management system audits of subsidiaries.
•          Organised trainings for HSSE management system internal auditors, established HSSE management system internal auditor team in subsidiaries, and carried out HSSE management system internal audit.
•          Established the environmental monitoring system, the environmental performance appraisal system, and the environmental incident accountability system.
•          Signed the Energy and Environment Target Responsibility Commitment with subsidiaries every year, specifying indicators of annual evaluation; integrated energy conservation and environmental protection into the management performance evaluation system and increase environmental accountability.
•          Included energy conservation and environmental protection as a binding indicator for the performance appraisal of management personnel of the Company and its subsidiaries, for each point deducted, the annual performance bonus of a manager would be deducted by 3%, up to a 20% maximum.

3.1.3 Environmental Impact Management

Focusing on its “zero pollution” target, the Company made great efforts to regulate project construction and production operation, managed and mitigated the negative environmental impact of its business activities both upstream and downstream from a life-cycle perspective, so as to achieves reasonable development while protecting the ecological environment.

Site selection
•          Carried out project feasibility study and environmental impact assessment, evaluated the impact of project construction and operation on the ecological environment, proposed and   implemented corresponding ecological environmental protection measures in the construction and operation process.

Construction
•          Carried out ecological environment survey and assessment before entering new production areas, identified ecological environment sensitive targets, and avoided ecologically sensitive areas.
•          Strictly implemented the requirements of environmental assessment and design documents, adopted green construction plans, and gave priority to the use of production and construction techniques and technical measures with less emissions and using less land to reduce the impact of project construction on the ecological environment.

Environmental monitoring	• Both the Company and its subsidiaries have submitted their implementation reports on the national pollution discharge permit management platform, which could be publicly accessed after being reviewed by local environmental protection authorities.
•          The key pollutant discharge units were required to install online monitoring device, data collected were transmit to the national and local monitoring platforms in real-time and used for supporting the supervision by relevant authorities.

Clean production
•          Formulated the Notice on the In-Depth Implementation of the Clean Production Audit Work in Key Industries, and regularly optimised the mechanism, promote emissions reductions throughout the entire process, and supervise subsidiaries to continuously reduce pollutant emissions.

Emergency response
•          Formulated the Guidelines for the Preparation of Emergency Plans for Emergent Environmental Incidents and Guiding Opinions on the Provision of Emergency Supplies for Emergent Environmental Incidents to ensure that effective treatment measures would be taken when an incident occurs, so as to reduce pollution loss and mitigate the ecological damage.

Project withdrawal
•          Established the investigation and evaluation mechanism regarding the current ecological environmental conditions, and carried out ecological rectification and restoration based on the findings of the investigation and evaluation.

3.2 The Green Enterprise Campaign

Sinopec Corp. launched the Green Enterprise Campaign in 2018. With a vision of “contributing to clean energy and practicing green development”, the Green Enterprise Campaign calls for the comprehensive implementation of the green and low-carbon development strategy from six aspects: green development, green energy, green production, green service, green technology, and green culture. The Company has established the green action targets for 2023, formulated the Sinopec Green Enterprise Evaluation Guideline, established the Sinopec Green Enterprise Campaign Working Group to comprehensively promoted the development of green enterprises.
The Company issues Energy and Environmental Responsibility Commitment to its subsidiaries every year, specifying the emission reduction targets and governance tasks for them. The performances of the subsidiaries are included as part of their annual performance evaluation, so as to ensure that they reach their various targets as planned, including KPI on clean energy, resource and energy utilisation, pollutants, and greenhouse gas emissions, etc. In 2020, 39 subsidiaries of the Company were nominated to be awarded the title of “Sinopec Green Enterprise”. In addition, another 37 subsidiaries were reviewed to maintain the title, totally accounting for 66% of the Green Enterprise Campaign target.

Indicator	2018	2019	2020
Number of “Sinopec Green Enterprises” awarded	10	37	76

East China Petroleum Bureau adopted green production management measures during the drilling process to ensure environmental protection

Supplying Green Products

Sinopec Corp. is committed to reducing the impact on the environment in the overall value chain. The Company focuses on developing and providing clean, green, and high-quality energy and chemical products, continues to improve product quality, and strives to meet the highest standards of emissions and certification.

Our Commitment	Progress in 2020
Fuel products that meet the National VI emission standards
Completed the oil quality upgrade to meet the National VI emission standards ahead of schedule in key cities in July 2017; Started supplying National VI standard gasoline and diesel products for motor vehicles nationwide on January 1, 2019.

Low-sulphur fuel oil (LSFO)
In compliance with the new International Maritime Organisation (IMO) Low Sulphur Regulation and requirements of China’s maritime authority on low sulphur fuel oil, the Company produced 4.54 million tonnes of LSFO and dominated the domestic market as the largest LSFO supplier in China.

Green chemical products
Developed environmentally friendly, low-carbon and high-performance chemical products; launched new innovative epoxy resin products, which are non-toxic, waterproof and corrosion-resistant, VOCs-free during its production process, and can be used in a variety of applications;

Independently developed a low-volatility, low-odour synthetic resin for auto parts, and a synthetic resin product used as high-capacity lithium battery separator materials;
Realised the industrialise production of biodegradable polyester, which can be used to make disposable daily necessities, packaging materials, agricultural films, etc. It can be completely degraded into water and carbon dioxide under composting conditions.

Note: Low-sulphur maritime fuel oil (LSFO) is mainly used by large ships at sea. Compared with traditional maritime fuel oil, LSFO reduces the sulphur content from 3.5% to 0.5% and has significantly less amount of sulphur dioxide emission.

Independently developed biodegradable polyester bag

3.3 Atmospheric Pollutants Control

The Company strictly abides by laws, policies and standards related to air pollution prevention and control, implements integrated management of energy conservation and environmental protection, comprehensively monitors its emission of atmospheric pollutants to improve the comprehensive control of air pollution, and makes timely rectification to issues identified to its emission of atmospheric pollutants meets the requirement of applicable standards.

Atmospheric Pollutants Control Measures

Policies and standards
Continued to implement the Three-year Implementation Plan for Pollution Prevention and Control of the Sinopec Green Enterprise Campaign;
Formulated the Sinopec 2020 VOCs Governance Plan and the Special Action Plan for Ozone Pollution Prevention and Control in 2020, putting forward emission standards for VOCs and NOX that are more stringent than the national and regional standards.

Emission permit
The main atmosphere pollutants produced by the Company include SO2, VOCs and NOX. All Sinopec subsidiaries have applied and been granted the necessary emission permits before the required deadline, and managed the concentration and total amount their atmosphere pollutants emissions in strict accordance with the permits.

Source control
Implemented integrated management of energy conservation and environmental protection, reducing atmosphere pollutants emissions by optimising energy structure, using clean fuels and raw (auxiliary) materials and adopting clean production technologies and advanced treatment technologies.

Environmental	Installed online environmental monitoring device in accordance with government monitoring
requirements to ensure real-time monitoring of atmosphere pollutants emissions, strengthened the operation management and maintenance of online monitoring device to ensure reliable results.
Established early warning and alarm mechanisms, and made timely adjustment to the operation of production equipment and management of environmental protection device to ensure compliance with emission standards.

Emergency response	Initiated emergency plans under severely polluted weather conditions, and made timely adjustment to production equipment and environmental protection device to ensure compliance.

Standardising Operation Processes to Reduce VOCs Emissions

Usually at a service station, a small amount of volatile organic compounds (VOCs) escapes during the unloading process and the refuelling process. Sinopec Corp. vigorously carried out measures to reduce VOCs emissions. From 2018 to date, the Company has completed the fuel vapour recovery upgrades of nearly 300 oil depots and more than 28,000 service stations.

VOCs emissions were effectively controlled due to the sealed unloading and storage processes of fuel products. The Company also strictly monitors the operation of fuel vapour recovery device, hiring qualified third-party to carried out mandatory inspections to ensure all environmental protection device operate properly, so as to reduce the environmental impact.

VOCs treatment project for the Baling Petrochemical’s newly built cyclohexanone plant

3.4 Solid Waste Management

Adhering to the principle of “reduce, resource and harmless” for solid waste disposal, the Company actively promoted the concept of circular economy, and vigorously promoted the comprehensive utilisation of solid waste. The Company strengthened the whole-process management of solid waste, requiring the 100% disposal rate for hazardous waste to be disposed properly, and included solid waste management into its energy and environmental responsibility evaluation. All solid waste of the Company were properly utilised or harmlessly disposed of.

Indicator	2019	2020
Amount of non-hazardous solid waste (1, 000 tons)	2,115.32	1,710.8
Amount of hazardous waste (1, 000 tons)	642.3	731.1
Compliance rate of solid waste disposal (%)	100	100
Percentage of hazardous solid waste disposed properly (%)	100	100

Reducing Packaging Waste

In response to the green packaging trend, the Company focused on the pilot project of the thinning of the heavy film packaging bags used in synthetic resin products such as polyolefins. As of the end of 2020, all chemical subsidiaries of Sinopec had reduced the thickness of heavy film packaging bags to no more than 0.16 mm, and over 80% of them even reached 0.14 mm. Based on the Company’s polyolefin production capacity of approximately 16 million tonnes per year, the thinning of 0.02mm could reduce packaging material use by approximately 11,000 tonnes and save cost by approximately RMB 130 million each year, achieving both cost-effectiveness and reduction in packaging waste.

Management system requirements and standards
•          In compliance with the Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste (revised in 2020) and the National Directory of Hazardous Wastes (2021 edition).
•          Formulated the Work Plan for the Implementation of the Law of the People’s Republic of China on the Prevention and Control of Solid Waste Pollution; organised subsidiaries to carry out environmental protection inspection and appraisal on solid waste pollution prevention and control facilities, as well as special actions for ensuring the proper disposal of construction waste and domestic waste, making sure all production and operations were in compliance with laws and regulations related to solid waste.
•          Formulated the Sinopec Hazardous Waste Environmental Management Guidelines (Trial), requiring supervision for the third-party contracted to handle non-hazardous solid waste, and identification verification and monitoring by in-person or GPS on-vehicle monitoring and video surveillance for the third-party contracted to handle hazardous solid waste.
•          Formulated the Implementation Plan for the Special Rectification of Hazardous Waste Safety, and organised subsidiaries to conduct thorough inspection and rectification of hazards and environmental protection issues related to hazardous waste.

Process control source control
•          Optimised the whole-process environmental supervision system of solid waste, including generation, collection, storage, transfer, transportation, utilisation and disposal. The Company and its subsidiaries carried out campaign to categorise solid waste and implement categorised management, and to develop hazardous waste list, and use the list to ensure categorised collection and storage of hazardous waste depending on their categories.
•          Continued to promote the reduction of solid waste and implement green procurement and green packaging mechanisms to effectively reduce the amount of solid waste generated and increase the comprehensive utilisation of solid waste.
•          Solid waste generated in the production and operation processes of the Company are managed in four categories in accordance with of relevant laws and regulations: hazardous waste, non-hazardous industrial waste, construction waste, and domestic waste.

Categorised management and professional disposal
•          Hazardous wastes are mainly utilised or disposed in the Company’s own facilities, or by third-parties with proper qualification to handle hazardous waste.
•          Non-hazardous industrial wastes are handled by entities with proper technologies and capabilities for comprehensive utilisation or sent to landfill.
•          Construction wastes are utilised in accordance with the disposal plan approved by the local government, or sent to designated landfill.
•          Domestic wastes are collected and disposed by qualified entities with approval from the local government.

3.5 Water Resource Management

The Company attaches great importance to water resources management. It has formulated the Sinopec Industrial Water Conservation Management Measures, and make the commitment in the Green Enterprise Campaign to “reducing the fresh water withdrawal for industrial use by no less than 1% each year”. The Company actively implemented water-saving and alternative measures to minimise water loss and waste, applied advanced processes and IT solutions to improve water use efficiency, and vigorously promoted the utilisation of waste water to achieve efficient and rational use of water resources.

In 2020, at the “2020 Leading Action for Water Efficiency Leaders in Key Water-using Enterprises” organised by the Ministry of Industry and Information Technology, Ministry of Water Resources, Development and Reform Commission, and State Administration of Market Supervision, Zhenhai Refining & Chemical Co. was named as “Water Efficiency Leading Enterprise in Refining Industry”, and Zhenhai Refining & Chemical Co. and Yanshan Petrochemical were name as “Water Efficiency Leading Enterprise in Ethylene Industry”.

Water Conservation Measures

Reduce from source
•          Used alternatives to fresh water, optimised water use structure to reduce fresh water use; A number of subsidiaries started using municipal reclaimed water or treated mine water to replace fresh water to reduce fresh water consumption.
•          Carried out water balance testing and regularly examined water supply pipelines to eliminate leakage; upgraded pipelines of age or with severe leaking to realise water saving potential and reduce water loss due to leakage.

Recycle to increase efficiency
•          Optimised the operation of the water circulation system, using reclaimed water and reused water as replenishment water to reduce the use of fresh water; built condensate recovery systems to increase the reused rate of condensate.
•          Developed and implemented a water-saving technology, which was able to reduce process water use, purify sulphur-containing waste water by stripping for reuse, increasing the reuse rate of stripped and purified water.

Reuse waste water to reduce discharge
•          Promoted subsidiaries at all levels to reuse sewage and waste water, built appropriate sewage treatment facilities according to the quality of sewage inflow, and improved sewage treatment and utilisation.
•          Cooperated with research institutions, overcame technical bottleneck and developed a high-concentration salt water desalination treatment system and solution to improve sewage reuse rate.

The Company strengthened the prevention and control of water pollution risks, and conducted comprehensive inspection of its discharge of water pollutants in accordance with the requirements of the national pollution prevention and control campaign as well as relevant standards. Problems identified were rectifies in a timely manner to ensure compliance.

Discharge permit
Required all subsidiaries to apply for the necessary discharge permits before the required deadline, and control the total amount of water pollutants discharged in accordance with the requirements of the permit.

Online monitoring
Installed online environmental monitoring device in accordance with government regulations to ensure real-time monitoring of waste water discharge; optimised the operation management and maintenance of online monitoring device to ensure reliable results.

Source control
Intensified reduction measures at the source, vigorously implemented rain-sewage diversion upgrades and the visualisation of sewage pipelines among subsidiaries to effectively reduce the amount of sewage generated.

Real-time monitoring
Established early warning and alarm mechanisms, and made timely adjustment to the operation of production equipment and management of environmental protection device to ensure compliance with discharge standards.

3.6 Land Resource Management

Sinopec Corp. strengthened the management of land resources in accordance with the principle of “intensive, efficient and green land use”, required all subsidiaries to minimise the use of arable lands, and implemented closed-loop management over the life cycle of land. To promote the sustainable use of land resources, Sinopec subsidiaries formulated detailed land management measures, and conducted swift reclamation and soil restoration after land use strictly in accordance with relevant state regulations.

Excavation operation for land reclamation on the Cangxi 3-9 platform of the East China Petroleum Bureau Taizhou Oil Production Plant

Ensuring land use compliance
Included the completeness of land procedures and documents into the scope of identification and assessment of key risks, communicated and coordinated with local governments to ensure land use compliance, and provide financial compensation and cultivated land compensation in accordance with local government regulations.

Land Protection during construction
Developed comprehensive soil protection measures during the construction process in accordance with the characteristics of the project, including layer stripping, layered excavation, layered stacking and sequential layered backfilling, to reduce the impact on the topsoil and soil nutrients, and accelerate soil restoration.

Idle land utilisation
Implemented retiring and reclamation of idle land from industrial uses. Idle land with no safety and environmental risk was arranged to be retired in accordance with their category. Land located near farmland and eligible for reclamation was returned to the local government after reclamation.

Soil restoration
R Required refining and chemical subsidiaries to implement Soil restoration. For instance, Zhejiang Petroleum commissioned a professional third-party to restore the replacement land of its oil depot; Yizheng Chemical Fibre cleared its sludge landfill, carried out soil and groundwater inspections over the site, and conducted treatment and restoration subsequently.

3.7 Preventing Leak and Spill of Hydrocarbons

The Company formulated the Sinopec Pollution Prevention and Control Management Measures to strictly control various pollutants including hydrocarbons, and made great efforts, including regular inspections and rectifications of devices, storage and transportation equipment upstream and downstream of the industrial chain, to prevent the risk of hydrocarbons leaks or spills.

Focused research
Carried out a special research project, Research on Oil and Gas Loss Monitoring, Prevention and Control in Oil and Gas Field, during the year, exploring the establishment of a quantitative assessment, prevention and control system for oil and gas loss in the production process by analysing key factors influencing oil and gas loss and comparing and optimising control technologies for both end of oil and gas loss.

Rectification of key risks
Independently developed the Sinopec Underground Double-layer Oil Tank technology to solve the corrosion and leakage problems of traditional single-layer oil storage tanks when buried underground; Implemented anti-seepage upgrades in nearly 30,000 service stations to continuously improve soil and groundwater pollution prevention and control capabilities and prevent fuel tank leakage from the source.

3.8 Biodiversity Protection

In compliance with the Environmental Protection Law of China and the United Nations Convention on Biodiversity, Sinopec Corp. continued to improve the management system and policies for biodiversity protection, strengthened the ecological protection management system, and urged all subsidiaries to proactively identify ecologically sensitive sites and avoid areas protected by the ecological red line. The Company has established a sound ecological protection and restoration supervision mechanism. In 2020, there was no major harmful incident to biodiversity occurred concerning Sinopec Corp.

The Company has included specific requirements on biodiversity in the feasibility study and environmental impact assessment for major investment projects. Biodiversity assessment was required before entering any new production area to fully investigates the regional ecological environment. Regular inspections were carried out to identify potential risks related to the ecological red line and mitigate or eliminate the impact. The Company also conducted surveys on the types and quantities of animals and plants in oil and gas fields, conducted dynamic tracking and monitoring of the corresponding pollutants and chlorophyll content in soil, water and sediments, and studied the effects of its environmental protection measures in the oil field based on monitoring results. In 2020, there were 31 ecological monitoring points deployed, and 4,186 sets of monitoring data were collected at these monitoring points.

Measures for the Environmental Protection Management of Sinopec Corp. (Sinopec Production [2020] No.222)
“…strictly in compliance with state ecological protection requirements, project construction, operation and decommissioning (relocation) shall have their respective ecological protection plans formulated and implemented, shall take effective measures to reduce the disturbance to the ecological environment, shall carry out the necessary ecological assessment, monitoring, restoration and statistic studies as required, so as to protect biodiversity and ensure ecological safety.”

Management Measures of Ecological Protection of Sinopec Corp. (Sinopec Energy [2019] No.288)
“All units shall strictly manage their production and operation, reduce the disturbance of production and operation to the ecological environment, protect biodiversity, and ensure ecological safety.” The Management Measures also specifies the ecological protection requirements for each stage of project construction and operation, and clearly requires the inclusion to biodiversity protection into the annual energy and environmental performance evaluation

Migrating birds return to the Dagang Wetland next to Tianjin Petrochemical every March

Green Construction Helps Protect Biodiversity

During the site selection for the natural gas pipeline project on the southern trunk line of the Shandong pipeline network, the Company gave priority to avoiding ecological protection red lines and ecologically sensitive areas, carried out research on ecological protection measures and feasibility analysis along with the feasibility study of the project, specified a variety of ecological protection measures to be used, including land protection measures during construction, restoration measures for land temporarily used, vegetation protection and restoration measures, aquatic ecological protection measures, and soil erosion prevention measures, etc. We used manual excavation operation in woodland area to reduce the impact of mechanical operations on farmland, vegetation and woodland. We also paid attention to the protection of river creatures and fishes in rivers the project passed through.

4. Safety Management

Solid safety management is of great significance to the petrochemical industry as the operation of the industry involves multiple safety risks. Sinopec Corp. strictly implemented the HSSE management system to comprehensively manage health, safety, security and environment issues. Taking safety as a red line, the Company strengthened safety awareness of all employees and fulfilled its primary safety responsibility to prevent the occurrence of safety accidents and ensure safe operations, providing the safety guarantee for the Company’s sustainable development.

4.1 Safety Management System

Sinopec Corp. regards safety as a top priority. The Company strictly abides by the Safety Production Law, strictly implements the HSSE management system and makes regular updates and improvements, vigorously carries out risk identification and assessment, and continuously reinforces its safety risk management and emergency management systems.

4.1.1 HSSE Management System

In 2020, the Company formulated and implemented measures of the HSSE system, which clarified the responsibilities of each department and established audit standards and quantitative evaluation criteria. Key indicators were monitored and analysed to ensure the effective operation of the system regularly. All subsidiaries actively carried out internal audits of the system, and the results were incorporated into their safety performance appraisal to ensure the implementation of safety responsibilities.

Target	Zero casualty, zero pollution, zero accident
Guidelines	Organisation leads, and all employees participate; manage and control risks, and strength the fundamentals
Concepts	Safety first, environmental protection foremost, ensure physical and mental health of employees, and strict, detailed, effective and consistent implementation

2001	• Developed the Safety, Environment and Health Management System
2015	• Released the Safety Management Handbook
2018
•          Integrated security into the safety management system, forming the Sinopec HSSE (health, safety, security and environment) management system
•          Revised relevant management policies regarding safety responsibility, safety behaviour, safety training, risk management and hazards control, operations, and occupational health, etc.

2019	• Started the implementation of Sinopec HSSE Management System (Requirements), which covers safety management
2020	• Formulated and started implementing the HSSE system implementation measures

4.1.2 Identification and Management of Safety Risks

In accordance to the requirements of the Sinopec Management Measures on the Dual Preventive Mechanisms of Production Safety and Safety Hazard Identification and Rectification, the Company took a “bottom-up” approach to identify safety risks at four different levels, from grassroots units at the bottom, to secondary units, subsidiaries, and the Company at the top. Each level was required to produce a risk list of their own. The Company carries out a comprehensive identification and assessment of safety risks once a year, and the major safety risks will be singled out for intensified monitoring and management. Meanwhile, the Company focused on developing information system for safety risk management, and developing and launching the unified management platform for risk assessment to improve professional and accurate results.

The risk identification process of the Company mainly focuses on the operation of the HSSE management system, risk management and control and hazard identification and rectification, contractor and direct operation management, special safety inspection and supervision, emergency management, employee health, and security.

4.2 Workplace Safety

The Company strictly abides by the safety red line in workplace. By specifying the relevant safety responsibilities, the Company has established a well-structured, well-defined tiered management responsibility system, under which the general manager taking full responsibility, the vice general managers taking responsibility of the business segment under charge, business unit directors taking the main managing role, and the safety department providing supervision.

Safety hazards identification and rectification
The Company carried out large-scale screening and analysed leakage patterns in the past five years to identify and fix leakage hazards. In conjunction with the Three-Year Special Rectification Action for Safety Production, we carried out inspections to screen for leakage hazards related to materials of high risks, such as autopolymer and materials easily oxidise. In 2020, all major safety hazards on the watch list had been rectified, with a rectification rate of 100%.

Direct operation safety
The Company carried out special rectification measures regarding construction operation safety, and intensified the control of key processes such as project contracting and construction operation planning. The Company also carried out special rectification measures focusing on operations in restricted spaces and high-altitude operations, implemented the requirements of the Ten Measures to Strengthen Safety Management of Direct Operation, and strengthened the safety management over contractors and direct operation by strengthening the owner’s main responsibility through special inspections and remote video monitoring.

Emergency management
The Company revised emergency plans for a number of safety risks (such as leakage of sulphur-containing natural gas pipelines and frequent occurrence of geological disasters), and released the updated version, Emergency Plan for Production Safety Accidents (2020 Edition).

An emergency command platform has been established to effectively improve emergency response capabilities. The Company also carried out emergency drills and conducted assessment afterwards to make the emergency drills more targeted and more effective, so as to further enhance its emergency response capabilities. Regarding emergency response team, on the one hand, the Company established dedicated emergency response teams, such as emergency rescue, fire control, monitoring and early warning, and fire prevention, etc. to enhance its comprehensive emergency response capabilities; on the other hand, it also strengthened voluntary emergency response teams and formulated well-defined goals and requirements to enhance the first response capabilities of grassroots units.

Safety management personnel screening for hazards at the Shunbei 5 site

4.3 Contractor Safety

Regarding the safety management regarding contractors, the Company mainly focused on requiring contractors to improve safety skills, enhance safety awareness, and strengthen subcontracting management, so as to encourage contractors to improve safety management and prevent safety accidents.

In 2020, the Company formulated the contractor safety management implementation measures, which specified the safety responsibilities for each party and focused on urging contractors to raise their risk awareness. The Company analysed the causes of contractor accidents, carried out special rectification of construction safety, and intensified the management of key control points such as project contracting and construction planning. The Company also carried out special inspections and remote video inspections of operations of its own and by contractors to ensure accountability, and carried out special rectification programmes focusing on restricted space operations and high-altitude operations to ensure the implementation of the management measures. Contractors with safety violations will be disciplined with measures such as financial penalties, partial stoppage and rectification, warnings, etc. In 2020, twelve contractors who violated the safety management system were disciplined, which was a 25% decline from the previous year.

Indicators	2018	2019	2020
Percentage of contractors qualified by the QHSE management system (%)	100	100	100

临时用电
TEMPORARY ELECTRICITY
SAFETY TRAINING AREA
安全培训区
定义
临时用电工器
有电危险
2.5m
安全用

Zhongyuan Oilfield uses models to carry out landscaping operation safety trainings for workers of a contractor of its natural gas project

4.4 Logistics Safety

The Company has formulated the safety management system for hazardous chemicals transportation carriers, required carriers to implement HSSE management, and carried out on-site inspections and carrier inspection to urge carriers to improve safety management. Moreover, the Company continued to study the supply model of hazardous chemicals and worked with carriers and partners to ensure the logistics safety across the whole process.

In 2020, the Company enhanced the HSSE management and eligibility management of logistics service providers, encouraging them to develop a sound management system covering quality, safety and environmental protection requirements. The Company also explored the development and application of information system for hazardous chemicals transportation safety management, and implemented other measures such as emergency watch and monitoring and early warning. In 2020, the Company had no reported accident involving the transportation of hazardous chemicals.

•          Carried out awareness raising campaigns regarding new regulations and standards, researched and formulated the safety management system for the transportation of hazardous chemicals, and strengthened the safety supervision of key control points,such as consignment, transportation, loading and unloading.
•          Organised road transportation emergency response trainings for hazardous chemical carriers, including onsite training on leakage sealing, cargo transferring and hoisting under simulated accident scenarios.
•          Convened meetings of logistics service providers to specify safety responsibility and brief on typical accidents as cautionary safety education.
•          Required “dedicated tanker vehicles for diesel and gasoline respectively” during transportation, strictly implemented safety management measures for tankers, such as the requirement for tanker lead seals and the ID requirement for tanker drivers.
•          Continued to implement the inspection and certification of transportation vehicles for hazardous chemicals, so as to urge logistics service providers to fulfil their safety responsibilities. Conducted inspections of tankers on the road by dedicated personnel with GPS positioning system to ensure the safety of the transportation process.

Safety personnel inspecting a tanker vehicle to for leakage hazards of at Feixi Oil Depot

Customized side-loading container truck ensures reliable transportation of lithium battery separator materials

4.5 Information Security

Sinopec Corp. has formulated a network security strategy and established a sound network security notification and emergency response mechanism. The Company strengthened the security management of critical information infrastructure and regularly examined its Internet applications to protect the security of its information infrastructure and data. In 2020, there was no significant incident of major network security incident occurred at the Company.

•          Formulated relevant policies such as the Information Security Management Measures, Sinopec Network Security Notification Management Measures, and Desktop Computer Security Management Measures, continuously tracked security risks in existing information systems, and timely rectify identified security hazards.
•          Set up the Sinopec Security Response Centre (SSRC) to dynamically monitor the Company’s network to look for security loopholes, conduct real-time analysis of network attacks, and promptly handle the threats from abnormal network behaviours.
•          Carried out screening of network security vulnerabilities of subsidiaries, set up ledgers for high-risk problems, and implemented centralised control of all external network access points.
•          Conducted on-site inspection of subsidiaries with significant risks and urged them to rectify problems in asset management, vulnerability management, and network access management.
•          Regularly published updates on network security and safety rectification notifications, and continuously tracked and retested the reported security risk rectification cases to ensure closed-loop management.

4.6 Security

The Company formulated and implemented the Sinopec Overseas Security Management Measures, and regularly optimised its security management and pandemic prevention and control systems focusing on risk assessment and control, risk prevention and protection, emergency response and rescue, and inspection and supervision. The Company strengthened its medical support and emergency response capabilities, and implemented professional management of pandemic prevention and control and safety emergency response operations overseas. In 2020, the Company focused on pandemic prevention and control and achieved remarkable results, maintaining its overseas security record of “zero death” for 13 consecutive years.

Actions in 2020:

•          Formulate regulations on the prevention and management of natural disasters, developed relevant emergency plans, and conducted screening of geological disaster hazards.
•          Released two issues of Overseas Security Risk Assessment Report and organised subsidiaries to participate in online overseas security risk assessment. The assessment was participated by over 90% of relevant employees and studied by all employees concerned with a 100% response rate.
•          Conducted 48 training sessions on overseas safety and security precautions in China, covering 1,029 employees.
•          To better protect the safety of employees of our overseas operations, the Company established the Overseas Pandemic Prevention and Control Steering Group, formulated policies such as the Guidelines on the Prevention and Control of Covid-19 Pandemic for Overseas Organisations and Projects, and the Sinopec’s Emergency Plan for Overseas Covid-19 Incidents, purchased and prepared emergency supplies such as pandemic prevention materials, medical supplies and daily supplies, and hired medical experts to provide remote diagnosis and medical consultation.

5. Respecting Human Rights

Sinopec Corp. has integrated its respect and protection of human rights throughout the whole process of human resource management. The Company is committed to protecting the legitimate rights and interests of employees, and providing employees with sound workplace health management, complete training and career development mechanisms, and considerate employee caring measures. By providing employees with enabling platforms, opportunities and care, we strive to grow together with our employees to create a better future.

5.1 Respecting and Protecting Human Rights

Sinopec Corp. strictly complies with laws and regulations on human rights protection, the National Human Rights Action Plan of China and international human rights conventions, and prohibits any act of disregard or abuse of human rights. We strictly abide by China’s Regulation on Prohibiting the Use of Child Labour and relevant laws and regulations in overseas markets where we operate to prohibit the use of child labour. We respect the employees’ right of personal freedom and the right to take leave, and prohibit the use of forced labour. We respect the rights and interests of female employees and ethnic minority employees, and strictly prohibit any form of discrimination, such as due to gender, ethnicity, religion and nationality. Meanwhile, we abide by the requirements of laws and regulations such as the Labour Law of China and the relevant regulations in where we operate, fully protect employee rights, strictly ensure occupational health and safety, optimise employee career development mechanisms, and comprehensively manage the occupational, physical and mental health of employees, striving to grow together with our employees.

Sinopec Corp. strictly abides by laws, such as the Labour Law of China, the Labour Contract Law of China, and the Trade Union Law of China, refers to the international conventions such as the International Covenant on Economic, Social and Cultural Rights, the Convention on the Elimination of Employment and Occupational Discrimination and the National Human Rights Action Plan, and follows the principles of equal consultation and mutual benefit, to build harmonious and stable labour relationship with employees.

5.1.1 Protecting Labour Rights

Sinopec Corp. strictly abides by the laws and regulations of China and the overseas markets where it operates regarding the prohibition of child labour and forced labour, and explicitly prohibits the use of child labour and forced labour. In 2020, the Company had no incident of child labour and forced labour.

Regarding recruitment and hiring, the Company signs written labour contracts with employees, which stipulates the conditions, remuneration, working hours, vacation and other rights. The Company has formulated labour contract management policies to regulate the signing, execution, change, cancelation and termination of labour contracts with employees in accordance with the law, to protect the labour contracts and employees’ rights and interests. The Company continuously attaches importance to improving working environment, and prohibits any form of compulsory labour, such as by taking workers’ ID or money as security, or putting workers under surveillance and threats.

5.1.2 Diversity and Equal Opportunities

Sinopec Corp. supports employee diversity and equal opportunities, and actively recruits female employees, foreign employees and ethnic minority employees with equal employment opportunities. The Company prohibits any form of discrimination and strives to create a welcoming and diversified workplace that allows employees to fully express their personalities and realise their values.

The Company strives to protect the legitimate rights and interests of female employees, adheres to the principle of gender equality, and ensures that female employees enjoy equal labour rights and social security benefits. It also strictly implements the policies regarding female employees’ pregnancy and maternity leaves, nursing breaks, and regular physical examinations. The Company actively encourage female employees to participate in the management of the enterprise and advance to management positions. As of the end of 2020, the Company had a total of 384,065 employees, among which 33.1% were female, and 3.8% were ethnic minorities. All employees were registered as members of the Labour Union.

5.1.3 Salary and Benefits

Sinopec Corp. attaches great importance to employee salary and benefits. The Company has optimised the remuneration system following a dual incentive system of both salary and non-salary incentives, and established a multi-dimensional motivated system based on position, capability and performance, which consists of basic salary, performance bonus, and mid- and long-term incentives. The Company provides employees with proper social insurance with a multi-pillar and multi-layer insurance and support system including both social security insurance and corporate pensions. The Company ensures the employees’ right to maintain regular working hours and take proper leaves and vacations, and provides employees with regular physical examinations, paid vacations and rehabilitation to help employees maintain work-life balance.

5.1.4 Employee Communication and Participation

Sinopec Corp. has established a sound employee communication and participation mechanism, with the employee representative conference playing an important role, to encourage employee participation, such as making suggestions, and promote the harmonious enterprise-employee relationship. In 2020, our employ representatives made more than 8,200 proposals on workplace safety, environmental protection, corporate management, production and operation, salary and benefits, and employee training, etc. To ensure full compliance and transparency, the Company has also established a transparent information disclosure mechanism regarding issues that the employees were concerned about, such as performance and promotion appraisals, disclosing information and gathering employee feedbacks. In 2020, the Company launched the “Internet + Supervision” platform to listen to employee opinions and suggestions more extensively. All suggestions and complaints were sorted by designated personnel and forwarded to relevant departments and subsidiaries for timely verification and rectification.

Employees celebrating Chinese Lantern festival

5.2 Employee Health

Sinopec Corp. takes employee health and safety as a top priority. Following the guideline of the Healthy China 2030 Plan and abiding by the Safety Production Law of China and the Occupational Diseases Prevention and Control Law of China, the Company focused on strengthening its HSSE Management System and strictly implemented its Employee Health Management Policies. The Company advocated for the comprehensive management of employee health, and actively promoted the integrated management of occupational health, physical health, and mental health of employees based on the prevention and treatment of occupational diseases.

5.2.1 Identification and Control of Occupational Hazards

Sinopec Corp. takes a comprehensive approach to identify and control occupational hazards. The Company focuses on the control of occupational disease hazards and systematically assesses the relevant health risks to identify workplace and personnel at higher risks, then adopts targeted control measures accordingly to protect employee health.

The Company provided health education and training for all employees to raise their awareness of occupational disease prevention, workplace safety protection, healthy lifestyle, disease prevention, and mental health, and encouraged them to better manage their health. In 2020, the Company organised a series of expert lectures on the latest national occupational health standards, occupational health monitoring, noise hazard risk management and control, workplace safety protection equipment, etc. More than 3,000 technical management personnel at all levels participated in a total of eight of such training sessions.

The Company actively studies the identification of industrial hazard factors, and cooperated with the National Health Commission on the compilation of the Occupational Disease Hazard Factors Protection Manual for the Petrochemical Industry, including organising seminars for pilot application, updating content, and implementing pilot programmes.

Regarding key occupational hazards	The Company studied the occupational exposure to chemical hazards, invited industry experts to give relevant lectures, and further refined the requirements for categorised management.
The company also researched on the identification and countermeasures of occupational hazards for refining and chemical enterprises, and conducted in-depth screening of systemic risks in the existing identification and control system of occupational health hazards and relevant improvement suggestions

The Company strengthened the management and control of occupational harmful factors and formulated a list of hazardous factors for inspection and monitoring at workplace, including 112 poisonous matters, 20 types of dust, noise, and radiation, etc.

Employees receiving CPR training

Implementation of key tasks
•          Required and supervised subsidiaries to make rectification to sites could not meet standards for dusts and poisonous matters.
•          Checked the progress of rectification monthly, and provided on-site guidance to subsidiaries.
•          Rectified two sites with excessive poisonous chemical hazards and ten sites with excessive levels of dust throughout the year. At present, all sites that could not meet standards for dusts and poisonous matters have been rectified.
Study on noise exposure
•          Studied noise control and the management of noise risks, and organised the research work on relevant prevention and control guidelines.
•          Initiated and funded five noise control pilot projects.
•          Implemented noise prevention and control measures, and rectified 54 posts with excessive noise exposures, with an annual rectification rate of 40%.
•          Drafted and circulated internal safety briefings to share and promote relevant management and technical measures.

Providing health examination for employees

5.3. Employee Training and Development

Sinopec Corp. adheres to the talent-driven growth strategy. Aiming at “cultivating a talent team that supports the new industrial structure”, the Company has deepened the reform of its talent development system and mechanism, focused on improving employee capabilities, and optimised the career path designs for employees to grow together with our employees.

The Company carried out a variety of training activities for different employees which supplied a central platform to help employees improve professional skills.

Management talent
Vigorously carried out trainings for management staff at all levels, and developed an 8-level training programme covering new recruits, young leadership pilot programme candidates, young and middle-aged management staff, establishing a progressive training system from new recruits to management positions.

Professional and technical talent
Accelerated the training for strategic, leadership, and innovative talent, and organised a series of training programmes, such as the high-level seminars on innovation and development of the refining and chemical industry, expert training on the general refining process, and the training on integrated research and application of high-end materials, etc.

Skilled talent
Focused on the development of a skilled talent team with knowledge, skills and innovation capabilities following the strategy of “encouraging regular skilled talent to grow, enabling advanced skilled talent to expand their skill set, and promoting top skilled talent to become masters”.

International talent
Organised customised trainings for “leadership, professional, and reserve” international talent, and made efforts to develop a multi-level and multi-discipline training matrix for international talent, including capacity enhancement training for overseas project managers and training for international business professionals.

Orientation for newly recruited graduates at the Innovation and Efficiency Base

The Company also took advantage of its online training capabilities and developed a variety of quality online training resources for employees through online learning, on-the-job training, community learning and other methods. In 2020, the total participation of employee training of the Company reached 1,259,800 person-times, totalling 27,721,300 hours.

5.4 Caring for Employees

Sinopec Corp. cares for each of its employees, and strives to forge an enabling “caring family” for all employees by building a warm, caring, and encouraging workplace and foster sense of belonging and cohesion. In 2020, with the vision of “Healthy Sinopec, Healthy Mentality”, the Company implemented the Opinions on Further Promoting the Application of Employee Assistance Programme (EAP), and formally established the Sinopec Mental Health (EAP) Working Committee, to better protect the mental health of employees.

In 2020, the Company organised three EAP trainings for 176 safety management and overseas personnel to enhance the management of safety and overseas operations. We also carried out a group-wide survey on our internal employee aid programme. The survey shows that we have provided aid to 113,341 employees, totalling RMB 187 million (including in-kind donations).

The Company advocates the concept of “working happily and living healthily” and regularly organises a rich variety of cultural and sports activities to promote the physical and mental health of employees.

Employee volunteers visited the parents of a colleague that could not return home for Chinese New Year celebration

6. Contributing to Society

Sinopec Corp. strives to take root in the communities where it operates. Adhering to the concept of “paying back to the local communities and contributing to local economy”, the Company actively promotes localised and market-oriented operations, strives to create job opportunities, promote local economic development, and contribute to poverty alleviation and public welfare undertakings, aiming at growing together with communities to achieve coordinated economic, environmental, and social development.

6.1 Responsible Value Chain

Sinopec Corp. attaches great importance to supply chain management and strives to integrate sustainability concepts into the supply chain management process. The Company has formulated the Sinopec Green Material Procurement Management Measures aiming at establishing a long-term green procurement management mechanism that is “green, low-carbon, circular, and efficient”. During the material procurement process, we give priorities to raw materials, products and services that are conducive to resource conservation and have the least impact on the environment by taking full consideration of related factors, including environmental protection, resource conservation, safety and health, circular and low-carbon, and recycle and reuse. The Company is committed to building a green supply chain spanning from design selection, procurement and fulfilment, warehousing and logistics, to decommission and disposal, taking the initiative to fulfilling our social responsibilities to protect the environment, conserve energy and reduce emissions together with our upstream and downstream subsidiaries.

6.1.1 Supplier Management

The Company has integrated environmental protection, resource conservation, safety management, and sustainability management into its assessment and qualification process for suppliers by specifically adding pollution discharge permits, energy management system certifications, green product, and low-carbon product certifications to the list of qualification requirements for suppliers, as well as no occurrence of major safety incident in the last years as a red line requirement.

The Company regularly conducts on-site inspections of suppliers, covering the supplier’s ISO14000, ISO18000 system certifications, workplace safety emergency management system, labour protection measures, discharge and emissions, and waste treatment. Health, safety and environmental management factors have been given greater weight in on-site inspection criteria.

The Company attaches great importance to supplier compliance management and requires all suppliers to sign a Business Integrity Commitment document. Violator of the commitment will be disciplined by cancellation of the transaction involved and a three-year suspension of its supplier eligibility.

The Company has established a supplier assessment and evaluation mechanism and developed sound disciplinary measures regarding the fulfilment of supplier contracts, such as alert, warning interview, suspension under risk, and handling of breach of contract. Suppliers with suspicious bidding behaviours such as bid rigging and collusion will be given a risk warning, as well as suppliers of major engineering projects with quality or on-time delivery risks. In 2020, the Company issued “Reminder Letter” to 143 suppliers and applied disciplinary actions to 41 suppliers that had breached the contract.

6.1.2 Contractor Management

The Company has developed the Sinopec Construction Project Bidding Criteria Document to integrate its HSSE management requirements and the Sinopec Safety Supervision and Management Measures for Contractors into criteria for engineering and construction contractors. All eligible bidders must have the necessary occupational health and safety, environmental and quality management systems to meet the criteria. The Company also increased the weight of HSSE evaluation results in the technical section of bidding document to 25%.

6.2 Community Engagement and Development

Adhering to the concept of “serving communities and contributing to the prosperity of local economy” where it operates, Sinopec Corp. strives to protect the environment, promote industrialisation and urbanisation through job creation, project investment, tax payment, and contribute to the coordinated economic, environmental and social development to achieve win-win development of both the Company and the communities where it operates.

When conducting business overseas, we strive to be a responsible corporate citizen, respect and protect human rights, adhere to safe and compliant operations, support localised hiring and procurement, and actively manage the environmental impact of our operations. We help ensure energy supply, protect the environment, and support public welfare undertakings, establish good neighbourly relationship with both local governments and communities, and work together with them to form a partnership for promoting the comprehensive development of the local communities.

We actively promoted the “Cultural Integration Programme”, respecting local customs and cultural heritage, and we organised a variety of communication, cultural, sports and other team building activities to promote cross-cultural integration among employees.

In 2020, the Company organised online “Open Day” events in China, with a record number of visitors, and “Community Open Day” events in Saudi Arabia and Russia. The employee localisation rates in our joint-ventures in

Colombia, Angola, Russia, and Yanbu of Saudi Arabia reached 98%, 68%, 99%, and 86.7% respectively, and the refinery in Yanbu generated 6,000 jobs both through direct hiring and in related supporting industries.

Employee volunteers of the UDM project in Russia visiting a local orphanage

6.3 Product and Service Management

Sinopec Corp. adheres to the tenet of “high quality, sufficient quantity and customer satisfaction” and is committed to providing customers and consumers with high-quality products and services by continuously improving its product quality management system and service efficiency, and taking integrity and quality as top priorities.

6.3.1 Quality Management

The Company regards product quality as its “lifeline” and strictly abides by relevant laws and regulations, including the Product Quality Law of China, the Measurement Law of China and the Standardisation Law of China. The Company also has formulated internal regulations to strictly ensure product quality and safety, such as the Measures for Quality Management of Refined Oil Products and Natural Gas and the Provisions on Accountability for Refined Oil Products and Natural Gas Quality Incidents.

6.3.2 Service Improvement

The Company upholds the belief of “winning market with integrity, and creating value with service” and strives to continuously improve its customer service both online and offline in accordance with its service standards of “enthusiastic, efficient, meticulous, and thoughtful in service”. The Company established the Sinopec Corp. Customer Service Hotline (95388, 0) to provide 24-hour coordinated handling of customer service of all business units. In 2020, we innovatively launched the “one-touch refuelling service”, which allows service station customers to have “contactless” refuelling service without leaving their vehicles by using mobile App. The mobile App also offers other functions to drivers such as recharging, purchasing, online invoicing, and navigation.

Customer Satisfaction Survey Results in 2020:

Refined oil products	Scored 4.82 (out of 5) based on 2.45 million customer reviews received.
Chemical products
Scored 91,4 (out of 100) based on 3,287 valid questionnaires received, with a 99% effectiveness rate, increased by 2.2% year-on-year. The Company also commissioned a third-party to carry out a special customer satisfaction survey for homopolypropylene and polyester products. Survey results indicated that the two products of the Company outperformed industry peers in overall customer satisfaction, product quality, and product technical services.

Lubricants	Scored 88 (out of 100), with no year-one-year change.

6.3.3 Customer Rights Protection

The Company strictly abides by the Consumer Rights Protection Law of China and the Anti-Unfair Competition Law. The Company continuously improved its customer service by listening to feedback and suggestions from customers and consumers, conducting customer satisfaction surveys and analysing customer complaints. To do so, the Company standardised its management process of customer complaints, including the principles, procedures, and precautions regarding the handling of customer complaints.

The Company adhered to the principles of lawfulness, fairness, transparency, and necessity to protect customer information. It required full disclosure of the purpose and method for the collection and use of customers’ personal information, and ensures that they are accessed only when necessary. The Company regularly educated employees on information security and confidentiality, strictly regulated the authorisation process, and actively identifies and rectifies privacy risks to comprehensively protect customer privacy. In 2020, there was no incident of major breach of customer privacy in the Company.

Sinopec Corp. employees staying on the frontline to serve customers during the pandemic

6.4 Contributing to Philanthropy

Sinopec Corp. attaches great importance to fulfilling its social responsibilities and actively support public welfare activities, sharing its development results with society. In 2020, adhering to our commitment to giving back to society, we continued our support for public welfare activities in the fields of education, medical care, and caring for vulnerable groups, encouraged our employees to participate in volunteering services to contribute to society, and furthered our efforts to promote the normalised and sustainable development of public welfare undertakings.

Sinopec Lifeline Express Programme

The Sinopec Lifeline Express (hereinafter referred to as “Lifeline Express”) is a mobile ophthalmic railway hospital specialised in charitable medical services. The Lifeline Express is equipped with modern ophthalmic medical equipment and has four carriages, including a generator car, a camping car, an operation car, and a ward car. Since its launch in 2004, we have donated close to RMB180 million to the programme and built 21 Sinopec Cataract Treatment Centres. By providing free surgery to low-income cataract patients, the programme has brought hope to more than 46,000 patients and their families from 39 regions of 18 provinces and municipalities.

In 2020, the Lifeline Express came to Hezhou City of Guangxi Autonomous Region. We fully leveraged our network advantages to actively promote the programme. Sinopec volunteers spent their holidays to help local medical workers to conduct household screening in local communities. A total of 1,006 cataract patients were cured through the Lifeline Express during the year.

A cataract patient smiles after received surgery provided by the Sinopec Lifeline Express Programme

Sinopec Lifeline Express arrived in Hezhou City, Guangxi

Drivers’ Home Programme for Truck Drivers

A report released by the China Road Transport Association estimates that there are about 30 million truck drivers in China, and their unique working conditions make it difficult for them to eat, shower and wash clothes regularly. In 2019, Sinopec offered help with its extensive coverage of service stations by building resting centres, i.e., Drivers’ Home, for truck drivers at some of its service stations. Truck drivers could receive core services, such as secured parking space, self-serviced water supply, eating, showering and laundry services, and areas for resting, at these Drivers’ Homes. Some of them also offered additional services, including vehicle maintenance, road rescue, fuel theft insurance, tips and education, access to information services, vehicle registration services, legal aid, and mobile phone charging, etc.

By the end of 2020, we had built 575 qualified Drivers’ Homes in 23 provinces. In Guangdong Province alone, we have built 99 Drivers’ Homes that meet the qualification standards of the Ministry of Transportation, becoming the first enterprise in China with provincewide coverage of Drives’ Home at all Sinopec service stations along expressways and national and provincial highways within the province. We plan to build another 3,000 Drivers’ Homes in the next two years.

Warm Stations Programme

Since 2013, we have been launching the Warm Station, Going Home with Love programme at our service stations to help home bound migrant workers before the Chinese New Year for eight consecutive years. In January 2020, we worked together with 30 partner organisations in Guangdong, Guangxi, Guizhou, Hunan and Jiangxi to offer free refuelling service, short-term accident insurance protection and other travel supplies to homebound migrant workers at our service stations. During the Chinese New Year holidays, we had served over 40 million migrant workers cumulatively.

Sanitation Workers’ Stations Programme

The Sinopec Sanitation Workers’ Station Programme was officially launched in 2016 to welcome sanitation workers to use Sinopec service stations to rest and enjoy some convenient services. The programme later expanded to Beijing-Tianjin-Hebei, Yangtze River Delta, Pearl River Delta, and Sichuan and Chongqing. By 2020, the Sanitation Workers’ Station Programme reached a coverage of 1,604 gas stations and 744 service stations nationwide. During the pandemic, we also provided free masks to traffic police and sanitation workers at these locations to support these front-line heroes who stuck to their posts during the pandemic to provide necessary public services for society.

Guangxi Beihai Oil Product Company donated supplies to sanitation workers in the celebration of the Sanitation Workers’ Day.

Key Performance

Environmental Performance

GHGs emissions and management

Indicators	2018	2019	2020
GHGs emission (million tonnes CO2-equivalent) [1]	171.52	170.69	170.94
Direct GHGs emission	128.57	125.68	128.58
Indirect GHGs emission	42.95	45.01	42.36
Oil & gas exploration and production segment	31.26	23.18	24.42
Refining and chemicals segment	137.65	144.93	144.32
Marketing segment	2.61	2.58	2.20
GHGs emission intensity (tonnes CO2-equivalent / RMB1 million)[2]	59.32	57.55	81.17
CO2 capture (thousand tonnes)	1,010	1,263	1,290
Methane recovery (million cubic metres)	226	397	600

Indicators	2018	2019	2020
Methane emission (million cubic metres)	—	—	283.56
Oil & gas exploration and production segment	—	—	245.98
Refining and chemicals segment	—	—	23.75
Marketing segment	—	—	13.83

Note：
1. The Company conducts GHGs emission (direct and indirect) accounting and verification according to ISO14064-1:2006 standards, covering six gases including carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydro fluoro carbons (HFCs), perfluorinated compounds (PFCs) and sulphur hexafluoride (SF6).

2. GHGs emissions intensity= Greenhouse gas emission / revenue (in RMB million)

Energy and resources

Indicators	2018	2019	2020
Consumption of comprehensive energy per RMB10,000 of production value (tonne of standard coal)	0.496	0.494	0.490
Consumption of crude oil (million tonnes)	1.33	1.21	1.07
Consumption of natural gas (billion cubic metres)	3.83	4.14	3.78
Consumption of purchased electricity (billion kWh)	30.57	32.26	30.83
Consumption of coal (million tonnes)	15.18	14.77	15.00
Fresh water withdrawal for industrial use (million cubic metres)	657.46	650.36	643.20

Emissions, effluents and wastes

Indicators	2018	2019	2020
Sulphur dioxide (thousand tonnes)	67.2	64.6	61.9
Nitrogen oxides (thousand tonnes)	99.8	95.9	92.0
COD (1,000 tonnes)	19.4	19.0	18.6
Ammonia and nitrogen (thousand tonnes)	2.0	1.96	1.92
Non-hazardous waste (thousand tonnes)[1]	2,229.0	2,115.32	1,710.8
Weight of disposed hazardous waste (thousand tonnes)[2]	505.3	642.3	731.1

Note:

3. Refers to the total amount of non-hazardous waste that disposed by qualified third-parties.

4. Refers to the total amount of hazardous waste entrusted for disposal by qualified third-parties.

Social Performance

Employment

Indicators	2018	2019	2020
Total number of employees	423,543	402,206	384,065

Indicators	2018	2019	2020
Male employees	—	—	257,053
Female employees	—	—	127,012
Percentage of female employees (%)	35	33.8	33.1
Employees below 30 years of age	—	—	40,076
Employees between 31 and 50 years of age	—	—	254,948
Employees over 51 years of age	—	—	89,041
Employees newly hired during reporting period	—	—	16,011
Employees turnover during reporting period	—	—	13,963
Employee turnover rate (%)	0.8	0.8	0.69
Turnover rate of employees below 30 years of age (%)	—	—	1.5
Turnover rate of employees between 31 and 50 years of age (%)	—	—	0.5
Turnover rate of employees over 51 years of age (%)	—	—	0.3
Percentage of female employees in management (%)	12.67	12.38	12.59
Collective contract coverage (%)	100	100	100
Social insurance coverage (%)	100	100	100
Enterprise annuity coverage (%)	79.19	80.57	80.59
Percentage of ethnic minority employees（%）	3.8	3.7	3.8
Percentage of employees with labour union membership (%)	100	100	100

Workplace health and safety

Indicators	2018	2019	2020
Employee occupational health examination coverage (%)	99	99	99.9
Health examination and health record coverage (%)	99	99	99.9
Number of newly diagnosed cases of occupational diseases	15	15	10

Indicators	2018	2019	2020
Safety training coverage of frontline employees (%)	100	100	100
Training participation rate of special operation personnel (%）	100	100	100
Number of accidents reported	2	1	3
Number of deaths due to production safety accidents	3	1	3
Total recorded accident (Incident) rate ((per 200,000 working-hours, %)	—	—	0.1062
Fatal accident rate (per 200,000 working-hours, %)	—	—	0.00072

Supply chain

Indicators	2018	2019	2020
Number of suppliers passed qualification assessment	—	18,646	21,446
Percentage of suppliers qualified by QHSE management system (%)	26.0	31.1	31.3
Number of suppliers qualified by the quality management system (ISO 9000)	9,614	9,312	10,327
Percentage of suppliers qualified by the quality management system (ISO 9000) （%）	47.3	49.9	48.2
Number of suppliers qualified by the environmental management system (ISO 14000)	6,071	6,463	7,412
Percentage of suppliers qualified by the environmental management system (ISO 14000) （%）	29.9	34.7	34.6
Number of suppliers qualified by the occupational health and safety management system (ISO 18000)	5,621	6,108	7,044
Percentage of suppliers qualified by the occupational health and safety management system (ISO 18000) (%)	27.7	32.8	32.8

Employee training

Indicators	2018	2019	2020
Investment in vocational training (10,000 RMB)	748.08	850.21	875.04
Vocational training coverage (%)	75	78.2	85.7

Indicators	2018	2019	2020
Total amount of vocational training (hours)	—	10,190,302	12,853,165
Average training hours of employees (hours)	—	25.34	33.47
Average training hours of male employees	—	49.48	52.61
Average training hours of female employees	—	49.83	53.53
Average training hours of senior management staff	—	40.57	52.21
Average training hours of mid-level management staff	—	41.62	48.65
Average training hours of grassroots employees	—	50.26	45.62
Vocational training participation (person-time)	936,143	985,612	1,536,501
Online training participation (person-time)	—	5,014,143	1,259,800
Total amount of online training (hours）	—	101,903	27,721,300
Training participation rate of male employees	—	33.95	36.85
Training participation rate of female employees	—	34.84	35.62
Training participation rate of senior management staff	—	81.18	95.60
Training participation rate of mid-level management staff	—	44.61	92.50
Training participation rate of grassroots employees	—	35.77	85.60

Public welfare

Indicators	2018	2019	2020
Number of patients cured under the Lifeline Express Programme	3,456	2,376	1,006

Independent Assurance Report

2021/SH-0196

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Independent practitioner’s assurance report

To the Board of Directors of China Petroleum & Chemical Corporation

We have been engaged to perform a limited assurance engagement on the selected 2020 key data as defined below in the 2020 Sustainability Report of China Petroleum & Chemical Corporation (the “Company”).

Selected Key Data

The selected key data in the Company’s 2020 Sustainability Report that is covered by this report is as follows:

•	GHGs emission (million tonnes CO2-equivalent)
•	Direct GHGs emission (million tonnes CO2-equivalent)
•	Indirect GHGs emission (million tonnes CO2-equivalent)
•	CO2- capture (thousand tonnes)
•	Consumption of crude oil (million tonnes)
•	Consumption of natural gas (billion cubic metres)
•	Consumption of purchased electricity (billion kWh)
•	Consumption of coal (million tonnes)
•	Weight of hazardous waste disposed by third-parties(thousand tonnes)
•	Number of accidents reported
•	Number of deaths due to production safety accidents
•	Total number of employees
•	Employee turnover rate (%)
•	Number of patients cured under the Lifeline Express Programme

Our assurance was with respect to the year ended 31 December 2020 information only and we have not performed any procedures with respect to earlier periods or any other elements included in the 2020 Sustainability Report.

Criteria

The criteria used by the Company to prepare the selected key data in the 2020 Sustainability Report is set out in the basis of reporting of the key data (the “basis of reporting”) after this assurance report.

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The Board of Directors’ Responsibilities

The Board of Directors of the Company is responsible for the preparation of the selected key data in the 2020 Sustainability Report in accordance with the basis of reporting. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation of the selected key data in the 2020 Sustainability Report that is free from material misstatement, whether due to fraud or error.

Our Independence and Quality Control

We have complied with the independence and other ethical requirement of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Practitioner’s Responsibilities

It is our responsibility to express a conclusion on the selected key data in the 2020 Sustainability Report based on our work.

We conducted our work in accordance with the International Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.  This standard requires that we plan and perform our work to form the conclusion.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently the level of assurance in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, we do not express a reasonable assurance opinion about whether the Company’s 2020 selected key data in the 2020 Sustainability Report has been prepared, in all material respects, in accordance with the basis of reporting. Our work involves assessing the risks of material misstatement of the selected key data in the 2020 Sustainability Report whether due to fraud or error, and responding to the assessed risks. The extent of procedures selected depends on our judgment and assessment of the engagement risk. Within the scope of our work, we have performed the following procedures in the Head Office, Sinopec Beijing Oil Products Company and Sinopec Shanghai Petrochemical Company Limited. We have not conducted work in other subsidiaries.

1) Interviews with relevant departments of the Company involved in providing information for the selected key data within the Sustainability Report; and
2) Analytical procedure;
3) Examination, on a test basis, of documentary evidence relating to the selected key data on which we report;
4) Recalculation; and
5) Other procedures deemed necessary.

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Inherent Limitation

The absence of a significant body of established practice on which to draw to evaluate and measure non-financial information allows for different, but acceptable, measures and measurement techniques and can affect comparability between entities.

Conclusion

Based on the procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the 2020 selected key data in the 2020 Sustainability Report is not prepared, in all material respects, in accordance with the basis of reporting.

Restriction on Use

Our report has been prepared for and only for the board of directors of the Company and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, China

March 26, 2021

Appendices:

Compilation and Reporting Basis of Key Data

GHGs emission (million tonnes CO2-equivalent):
GHGs emission disclosed herein refers to the sum of direct GHGs emission and indirect GHGs emission produced by the production operation subsidiaries of China Petroleum & Chemical Corporation.

Direct GHGs emission (million tonnes CO2-equivalent)
Direct GHGs emission disclosed herein refers to direct GHGs emission from fixed emission source, mobile emission source, process emission source and escape emission source produced by the production operation subsidiaries of China Petroleum & Chemical Corporation.

Indirect GHGs emission (million tonnes CO2-equivalent)
Indirect GHGs emission herein refers to indirect greenhouse gas emissions resulting from the consumption of purchased electricity, purchased heat (steam), etc by the production operation subsidiaries of China Petroleum & Chemical Corporation.

CO2 capture (thousand tonnes)
CO2 capture herein refers to the total amount of carbon dioxide captured by refinery enterprises of China Petroleum & Chemical Corporation in carbon dioxide recovery work.

Consumption of crude oil (million tonnes)
Consumption of crude oil herein refers to total end-use crude oil consumed by industrial subsidiaries of China Petroleum & Chemical Corporation.

Consumption of natural gas (billion cubic metres)
Consumption of natural gas herein refers to total end-use natural gas consumed by industrial subsidiaries of China Petroleum & Chemical Corporation.

Consumption of purchased electricity (billion kWh)
Consumption of purchased electricity herein refers to the difference between total consumption of electricity of industrial subsidiaries of China Petroleum & Chemical Corporation and their self-generated electricity.

Consumption of coal (million tonnes)
Consumption of coal herein refers to total coal consumed by industrial subsidiaries of China Petroleum & Chemical Corporation.

Weight of disposed hazardous waste（thousand tonnes）
Weight of disposed hazardous waste herein refers to the total weight of hazardous waste entrusted for process and disposal, which is collected in the Environmental Protection Information System of China Petroleum & Chemical Corporation.

Number of accidents reported
Number of accidents reported herein refers to the number of General Grade A and higher accidents that occurred of China Petroleum & Chemical Corporation. A General Grade A accident means an accident in which some person died.

Number of deaths due to production safety accidents
Number of deaths due to production safety accidents herein refers to the number of permanent employees that are eventually confirmed dead in General Grade A accidents of China Petroleum & Chemical Corporation.

Total number of employees
Total number of employees herein refers to the total number of employees who has signed full-time employment contracts with China Petroleum & Chemical Corporation, excluding dispatched employees.

Employee turnover rate（%）
Employee turnover rate herein refers to the proportion of the number of employees whose labor contracts were terminated by China Petroleum & Chemical Corporation for personal reasons (excluding ordinary employees such as gas station operators).

Number of patients cured under the Lifeline Express Programme
Number of patients cured under the Lifeline Express Programme herein refers to the number of patients who have undergone rehabilitation surgery in the Lifeline Express Programme, which was launched by China Healthy Express Foundation in reporting year and supported by China Petroleum & Chemical Corporation.

Report Content Indexes

HKEX ESG Reporting Guide Content Index

Subject Areas, Aspects, General Disclosures and KPIs			Pages
A: Environmental
Aspect A1: Emissions
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.
			37-38, 49-54
	KPI A1.1	The types of emissions and respective emissions data.	77
	KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	77
	KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	78
	KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	78
	KPI A1.5	Description of emissions target(s) set and steps taken to achieve them.	35-45
	KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	51-54
Aspect A2: Use of Resources	General Disclosure: Policies on the efficient use of resources, including energy, water and other raw materials.		54-56
	KPI A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g., per unit of production volume, per facility).	78
	KPI A2.2	Water consumption in total and intensity (e.g., per unit of production volume, per facility).	78
	KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	35-40
	KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	54-56
	KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	-
Aspect A3: The	General Disclosure: Policies on minimizing the issuer’s significant impacts on the environment and natural resources.		46-49, 57-58

Environment and Natural Resources	KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	49-50, 80
Aspect A4: Climate Change	General Disclosure: Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.		32-35
	KPI A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	35-45
B. Social
Employment and Labour Practices
Aspect B1: Employment
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equity opportunity, diversity, anti-discrimination, and other benefits and welfare.
65-66
	KPI B1.1	Total workforce by gender, employment type (for example, full- or part- time), age group and geographical region.	78-79
	KPI B1.2	Employee turnover rate by gender, age group and geographical region.	78-79
Aspect B2: Health and Safety
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.
59-62
	KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	79-80
	KPI B2.2	Lost days due to work injury.	79-80
	KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	61-64, 66-67
Aspect B3: Development and Training	General Disclosure: Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities.		68-69
	KPI B3.1	The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	80-81
	KPI B3.2	The average training hours completed per employee by gender and employee category.	80-81
Aspect B4: Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.		65
	KPI B4.1	Description of measures to review employment practices to avoid child and forced labour.	65

	KPI B4.2	Description of steps taken to eliminate such practices when discovered.	65
Operating Practices
Aspect B5: Supply Chain Management	General Disclosure: Policies on managing environmental and social risks of the supply chain.		71-72
	KPI B5.1	Number of suppliers by geographical region.	80
	KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	71-72
	KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	71-72
	KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	71-72
Aspect B6: Product Responsibility
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.
73-74
	KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	-
	KPI B6.2	Number of products and service related complaints received and how they are dealt with.	73-74
	KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	20, 29-30
	KPI B6.4	Description of quality assurance process and recall procedures.	73-74
	KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	73-74
Aspect B7: Anti- corruption
General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.
19-22
	KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	22
	KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	20-22

	KPI B7.3	Description of anti-corruption training provided to directors and staff.	20-22
Community
Aspect B8: Community Investment
General Disclosure: Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests.
9-12, 13-16, 72-73, 74-75
	KPI B8.1	Focus areas of contribution (e.g., education, environmental concerns, labour needs, health, culture, sport).	9-12, 72-73, 81
	KPI B8.2	Resources contributed (e.g., money or time) to the focus area.	13-16

UNGC Ten Principles Index

Scope	UNGC’s Ten Principles	Pages
Human Rights	Businesses should support and respect the protection of internationally proclaimed human rights; and	65
	Make sure that they are not complicit in human rights abuses.	65
Labour	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;	65-66
	The elimination of all forms of forced and compulsory labour;	65
	The effective abolition of child labour; and	65
	The elimination of discrimination in respect of employment and occupation.	65-66
Environment	Businesses should support a precautionary approach to environmental challenges	32-35, 46-47
	Undertake initiatives to promote greater environmental responsibility; and	35-45, 51-58
	Encourage the development and diffusion of environmentally friendly technologies.	35-45, 49-51
Anti-Corruption	Businesses should work against corruption in all its forms, including extortion and bribery.	19-22

TCFD Index

TCFD recommended disclosures	Pages
Governance: Disclose the organisation’s governance around climate-related issues and opportunities.

a) Describe the board’s oversight of climate-related risks and opportunities.	6, 32-33
b) Describe the management’s role in assessing and managing climate-related risks and opportunities.	32-33
Strategy: Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s business, strategy and financial planning where such information is material.
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term	33-35
b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning.	33-35
c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	-
Risk Management: Disclose how the organisation identifies, assesses and manages climate-related risks.
a) Describe the organisation’s processes for identifying and assessing climate-related risks.	32-35
b) Describe the organisation’s processes for managing climate-related risks.	32-45
c) Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management.	32-35
Metrics and Targets: Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	77-78
b) Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions, and the related risks.	32-35
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	32-45, 54-56

UNGC Advanced Level Criteria Index

Scope	Criteria for UNGC Advanced Level	Pages
Strategy Governance and Engagement	Criterion 1: Key aspects of the Company's advanced level sustainability strategy in line with Global Compact principles	4-5, 17

	Criterion 2: Effective decision-making processes and systems of governance for corporate sustainability	23-24, 32-33, 46-49, 59-60, 65, 71-72
	Criterion 3: Engagement with all important stakeholders	29-30, 71-73, 74-76
UN Goals and Issues	Criterion 4: Actions taken in support of broader UN goals and issue	27-29
Human Rights Implementation	Criterion 5: Robust commitments, strategies or policies in the area of human rights	65-66
	Criterion 6: Effective management systems to integrate the human rights principle	23-24, 65-66
	Criterion 7: Effective monitoring and evaluation mechanisms of human rights integration	23-24, 65-66
	Criterion 8: Key outcomes of the human rights integration	65-70
Labour Principles Implementation	Criterion 9: Robust commitments, strategies or policies in the area of Labour	65-66
	Criterion 10: Effective management systems to integrate the Labour principle	23-24, 65-70
	Criterion 11: Effective monitoring and evaluation mechanisms of the labour principle integration	23-24, 65-70
	Criterion 12: Key outcomes of the Labour principle integration	78-81
Environmental Stewardship Implementation	Criterion 13: Robust commitments, strategies or policies in the area of environmental stewardship	33-35, 46-47, 49-58
	Criterion 14: Effective management systems to integrate the environmental principle	50-56
	Criterion 15: Effective monitoring and evaluation mechanisms for environmental stewardship	46-49
	Criterion 16: Key outcomes of the environmental principle integration	39-40, 42-45, 49-58

Anti-Corruption Implementation	Criterion 17: Robust commitments, strategies or policies in the area of anti-corruption	19-22
	Criterion 18: Effective management systems to integrate the anti-corruption principle	19-22
	Criterion 19: Effective monitoring and evaluation mechanisms for the integration of anti-corruption	19-22
	Criterion 20: Key outcomes of the anti-corruption principle integration	20-22
Value Chain Implementation	Criterion 21: Implementation of the Global Compact principles in the value chain	71-73
Transparency and Verification	Criterion 22: The COP provides information on the Company's profile and context of operation	Report Information
	Criterion 23: The COP incorporates high standards of transparency and disclosure	Report Information
	Criterion 24: The COP is independently verified by a credible third-party	82-84

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 29, 2021